9/1.0

06016051

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Resverlogix Corp.

*CURRENT ADDRESS Suite 202
279 Midpark Way S.E.
Calgary, Alberta T2X 1M2
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

FILE NO. 82- 35003 FISCAL YEAR 4/30/05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 8/15/06

082-35003

RESVERLOGIX

4-30-05
AR/S

Innovative Research







Breakthrough Technology

2005 Annual Report

The illustration depicts a mature high-density lipoprotein particle, the 'good cholesterol', composed of Apolipoprotein A1 (ApoA1), the red ribbon. ApoA1 enhancement is the fundamental target of Resverlogix's NEXVAS™ technology platform. Published research indicates that increasing ApoA1/HDL removes cholesterol from the arteries, thus protecting the cardiovascular system. Please refer to our website at www.resverlogix.com/nexvas-apoa1.htm for a detailed animation which outlines how NEXVAS works.



CONTENTS



CORE THERAPEUTIC FOCUS

Cardiovascular Program
NEXVAS™

Resverlogix Corp.

CORPORATE PROFILE

Resverlogix Corp. ("Resverlogix") is a Canadian, product driven, biotechnology company focused on developing novel therapeutics to treat diseases in markets where major unmet medical needs still exist. Driven by innovation, Resverlogix is advancing its lead program, NEXVAS, which focuses on enhancing ApoA1 to treat cardiovascular diseases. Resverlogix's second technology program, TGF-ß Shield,™ is developing an immunomodulating technology platform to treat a broad range of cancers and fibrotic disorders. Resverlogix is committed to integrity and sound business principles in building a successful research and development company.



SECONDARY THERAPEUTIC FOCUS

Oncology Program
TGF-ß Shield



SECONDARY THERAPEUTIC FOCUS

Fibrotic Program
TGF-ß Shield



Donald J. McCaffrey,
President & CEO

"Over the past year, we have witnessed a paradigm shift in the future medical treatment of Cardiovascular Disease (CVD)."

Letter to our Shareholders

Over the past year, we have witnessed a paradigm shift in the future medical treatment of Cardiovascular Disease (CVD). Continued recognition of the exciting potential to reverse atherosclerosis with Apolipoprotein A1 (ApoA1) enhancement represents further validation of NEXVAS™, our lead technology program for CVD.

CVD affects over 75 million people in North America, and it is an economic strain for health systems around the world. Resverlogix reached several important milestones in the past year. NEXVAS continued to develop from scientific discovery towards preclinical possibilities that could reduce the grievous burden of CVD.

A major accomplishment this past year has been the validation of our scientific discovery program, with *proof-of-concept* studies in animals using NEXVAS technologies. This established the next stage of development, being the optimization and selection of lead compounds. The advancements in our clinical program exhibit the ability to both validate and expedite scientific discovery towards clinical reality. Furthermore, we are continuing to expand upon a broad patent portfolio on these discoveries.

Resverlogix's clinical development program will continue on a path of expansion with our strong internal team of scientific researchers from Europe, Japan, the United States and Canada. Further collaboration and validation of our research is progressing at various prominent research facilities,

"We believe that Resverlogix is well positioned to emerge as an industry leader in CVD research and beyond."

including Cedars-Sinai Medical Center in Los Angeles, under the direction of Dr. P.K. Shah, Medical Director of Cardiovascular and Atherosclerosis Research. Key findings from research trials will help us further develop NEXVAS to the next important step of drug development, Investigational New Drug status.

We will continue to progress our business model, which is aimed at preparing for an early partnership with a life science partner. In the coming year, we will be focused on optimizing the potential of NEXVAS technology. We believe that Resverlogix is well positioned to emerge as an industry leader in CVD research.

On behalf of all senior management and colleagues at Resverlogix, I thank you for your continued support. We look forward to 2006 with great enthusiasm.

Donald J. McCaffrey
President & CEO
July 12, 2005

RESVERLOGIX TECHNOLOGY STAGE OF DEVELOPMENT



Discovery
Proof of Concept
Lead Selection
Preclinical Toxicology
Phase I Human
NEXVAS™
RVX 208
RVX 308
RVX 408
PLATFORM*
TGF-ß SHIELD™
CANCER
FIBROTIC

* Defines technology platform that houses potential lead compounds under development.

12 Month Highlights

- Broadened TGF-ß Shield technology patent filing for fibrotic disorders, *September, 2004*
- Collaboration with NAEJA Pharmaceutical Inc., *November, 2004*
- Dr. Norman Wong, Co-founder, awarded prestigious Canadian National Lipid Research Award, *November, 2004*
- Announced Request For Proposal (RFP) process with several leading global life science organizations, *December, 2004*
- Completion of $11 million CDN financing, *January, 2005*
- Graduation from TSX Venture and commenced trading on TSX, *January, 2005*
- Top-performing biotech company in Canada in 2004 with 308 per cent increase in share price, *January, 2005*
- Collaboration with Cedars-Sinai Medical Center, *January, 2005*
- Don McCaffrey, President & CEO, invited to speak on CNBC's Morning Call, *February, 2005*
- Collaboration with Latitude Pharmaceuticals Inc., *May, 2005*
- Collaboration with Celliance Corp., *May, 2005*
- Completion of First Stage of RFP Process with leading global life science organizations, *June, 2005*

Fiscal Year Ending April 30, 2005

INTELLECTUAL PROPERTY

Resverlogix has an extensive estate of patent applications related to its product pipeline. These applications have broad and specific claims relating to the methods of use and the composition of its products. The image illustrates the Company's unpublished patents, the part of the iceberg under water. This contains the breadth of Resverlogix's patent estate with the greatest potential value.



Strategic Direction

BUSINESS MODEL

Resverlogix operates from a business model that researches and develops important technologies through the stages of discovery to Phase I human trials. The Company's strategic vision is to develop and position these technologies at the early clinical stage in humans with a world-leading life science organization. Resverlogix believes that collaborations with global pharmaceutical companies early in development is ultimately the best approach to bringing its important technologies and novel therapies to successful commercialization.



RESEARCH COLLABORATIONS

Resverlogix leverages the experience and expertise of our team with numerous contract relationships with leading research centers around the world. Collaborations with leading centers such as Cedars-Sinai Medical Center, NAEJA Pharmaceutical Inc., Latitude Pharmaceuticals Inc. and Celliance Corp. will continue to validate and guide our technologies closer to commercial reality.



CARDIOVASCULAR DISEASE (CVD)

CVD is the leading cause of premature death in developed countries. According to the American Heart Association's 2005 Annual Report, costs associated with CVD in the U.S. were estimated at US $400 billion. Although current medical technology has improved major cardiac outcomes, there remains a large unmet medical need in this important health market segment.

Cardiovascular Disease

EVERY 30 SECONDS, IT TAKES A LIFE

On average, more than 3,000 North Americans die of CVD each day. Atherosclerosis, the main underlying cause of CVD, is a progressive condition in which cholesterol deposits in the arterial wall eventually restrict blood flow to crucial organs, such as the heart and brain. Leading cholesterol management therapies that focus on reducing low-density lipoproteins (LDL), or 'bad cholesterol', generated over US $26 billion for the Life Science Industry in 2004. Current CVD medicines only target 30 per cent of all major adverse cardiac events. The development of novel therapies is required to address the huge unmet need that still remains in CVD.

ATHEROSCLEROSIS

Atherosclerotic plaque build up cholesterol and fatty substances on the inner lining of an artery. The two illustrations show the progress of plaque in an artery. Current medical technologies, such as LDL lowering medications, have only shown to preserve plaque levels. A new direction in improving outcomes in CVD events is to reverse plaque levels.


Early Stage
Mid Stage

APOLIPOPROTEIN A1 (ApoA1)

ApoA1 is the key cardio-protective protein of high-density lipoproteins (HDL) the 'good cholesterol.' The illustration shows a red helix that represents the ApoA1 protein. ApoA1 is synthesized in the liver and small intestine and is the major constituent of HDL protein, thus making it a vital building block to which HDL particles are formed.



Paradigm Shift to ApoA1

THE FUTURE OF CVD MANAGEMENT

ApoA1 is the key building-block protein found in HDL and is responsible for Reverse Cholesterol Transport (RCT), which is the ability to remove excess cholesterol from the body, including from atherosclerotic plaque. Recent *proof-of-concept* studies performed at The Cleveland Clinic, a world-leading heart research institute, were the first to confirm that ApoA1 enhancement technologies could actually reduce the amount of plaque volume in coronary arteries. This trial challenged the thought paradigm of managing CVD. In comparison, a large clinical trial, which took place at the same time with two leading LDL lowering medications over a two-year period, showed no statistically significant effect on reversing atherosclerotic plaque burden.


Plaque Area 8.1mm²
EEM Area
Lumen Area
Pre-treatment
Plaque Area 5.35mm²
EEM Area
Lumen Area
Post-treatment

Source: Cleveland Clinic, Nissen et. al. JAMA November 5, 2003.

PROOF-OF-CONCEPT

The two images illustrate a main coronary artery before and after five weekly injections of ApoA1. The yellow sections are atherosclerotic plaque buildup within the artery wall. Before ApoA1 therapy, the plaque area measured 8.1 mm². After only five weeks of ApoA1 infusions, this same plaque area now measured 5.35 mm². The average reduction in atherosclerosis in ApoA1 treatment, in the 47 people trial, was 4.2 %.


ApoA1 Protein
Cholesterol
Triglyceride
Phospholipids

A NOVEL THERAPY

NEXVAS™ is a small molecule, pill-based, therapy that enhances ApoA1/HDL levels for the treatment of CVD. The image is a rendering of an ApoA1/HDL particle. Preclinical studies have shown a significant increase in ApoA1 and HDL. Please refer to the Company website at www.resverlogix.com/nexvas-apoa1.htm for a detailed animation which outlines how NEXVAS works.

NEXVAS

THE NEXT GENERATION

NEXVAS represents the next generation of vascular therapeutics, which focuses on the body's own ability to enhance ApoA1/HDL particles. Resverlogix is developing several classes of small molecules that increase ApoA1/HDL. Current efforts are focused on generation and optimization of leading compounds for efficacy, pharmacokinetics and toxicology in various animal models. Resverlogix has engaged leading experts and research institutions to further expand scientific evidence in well established animal models. In the next year, Resverlogix will continue to move NEXVAS forward through lead selection and Investigational New Drug application for Phase I clinical trials. NEXVAS technology is developing therapeutics that aim to reverse the major underlying cause of CVD, atherosclerotic burden.

THE MARKET OPPORTUNITY

Resverlogix's NEXVAS technology represents an unprecedented opportunity in the largest life sciences market in the world. CVD still remains the leading cause of premature death in developed North America. Cholesterol management, or dyslipidemia, is the largest market segment of CVD with revenues over US $26 billion in 2004. As many current LDL therapies are nearing their patent expiration, new technologies such as NEXVAS represent a huge market opportunity.


$4.1
$5.2
$1.9
Lipitor
Mevalotin
Zocor
Others
Pravachol
Zetia
Crestor
Global Cholesterol Market: $26 Billion

Source: Company Info, Ad News and IMS data.

CANCER APPLICATION

Cancer is a group of diseases characterized by uncontrolled cell proliferation and growth. TGF-ß (red particle) is secreted from cancer cells to inhibit the cancer-killing activity of lymphocytes (green particle). The image illustrates TGF-ß Shield™ (blue particles) blocking the activity of TGF-ß thereby enhancing the body's natural cancer-killing response.


Lymphocyte
TGF-ß Shield
Cancer Cell
TGF-ß

TGF-ß Shield

PLATFORM THERAPEUTICS

The TGF-ß Shield program is a novel approach to antagonize the detrimental effects of Transforming Growth Factor-beta (TGF-ß) in a number of unmet medical markets. TGF-ß is an essential growth factor that regulates cell proliferation and differentiation, and is used by some cancers to evade host defenses by actively suppressing the immune system's cancer-killing activities. Resverlogix's TGF-ß Shield program is focused on developing an adoptive immunotherapy to antagonize the effects of TGF-ß, thereby enhancing the natural immune response against cancer. In addition, Resverlogix is applying TGF-ß Shield technology to develop a novel therapy for the treatment of fibrotic diseases in organs such as the eye, heart, kidney, lung and liver.



FIBROTIC DISEASES

The wound-healing process is the body's natural and beneficial response to tissue injury. Inappropriate triggers can lead to a failure in terminating this response, giving rise to tissue fibrosis. This is the replacement of normal tissue with scar tissue, leading to organ failure and death. According to IMS Health and the American Lung Association, fibrotic diseases represent the third largest disease category, with billions of dollars in both direct and indirect costs to health systems.

CORPORATE GOVERNANCE

Resverlogix Corp. management and Board of Directors are committed to a high standard of corporate governance, which the Company believes is directly related to enhancing shareholder value. Corporate governance practices are the responsibility of the five-member Board of Directors, four of whom are independent directors who have no material relationship with the Company and who can ensure the accountability of senior management. Processes and practices are monitored on an ongoing basis by the Corporate Governance Committee, and the Company undertakes to comply with regulatory requirements including TSX guidelines. Furthermore, the Board of Directors approve all decisions by the Company that is required to be approved by the Board under Corporate and Securities laws. The Board's dedication to strong corporate governance is evidenced by the appointment of an independent director as its Chairman.

During fiscal 2005, the Board of Directors enhanced its corporate governance processes by adopting a Disclosure Policy and a Statement of Corporate Governance Practices. This is to ensure a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure.

The Company has established three standing committees to facilitate the due process of the Board's duties and responsibilities and meeting applicable statutory and regulatory requirements. These three committees are the Audit and Finance Committee, Compensation Committee and Governance Committee.

Audit and Finance Committee

The Audit and Finance Committee is composed of three unrelated directors. The Committee is responsible for reviewing the Company's financial reporting procedures, annual operating and capital budgets, internal controls and the performance of the Company's external auditors. The Committee is also responsible for reviewing annual and quarterly financial statements prior to their approval by the full Board of Directors. The Audit and Finance Committee members are Mr. Whitney Ward (Chairman), Dr. William Cochrane and Mr. Wayne Chiu.

Compensation Committee

The Compensation Committee is composed of three unrelated directors, and makes recommendations to the Board on, among other things, the compensation of senior executives. The Compensation Committee members are Dr. Donald Rix (Chairman), Mr. Wayne Chiu and Dr. William Cochrane.

Governance Committee

The Governance Committee is composed of two unrelated directors and one related director. They are responsible for recommending candidates for the Board and for evaluating performance of the Board, including making recommendations to the full Board with respect to developments in the area of corporate governance and the practices of the Board. In making its recommendations for candidates for the Board, the Governance Committee considers the following qualifications: demonstrated corporate and industry experience and acumen and regular attendance at meetings. The Governance Committee members are Dr. Donald Rix (Chairman), Mr. Donald McCaffrey and Mr. Whitney Ward.

BOARD OF DIRECTORS

Dr. William A. Cochrane, O.C., M.D., F.R.C.P., F.A.C.P.; Director and Chairman, Calgary, Alberta.

- President and Director of W. A. Cochrane & Associates Inc.
- Serves on the Board of Oncolytics Biotech, Pheromone Sciences, Medicure, I.V.T. Technologies Inc. and QSV Biologics Inc.
- Served 10 years as the CEO and Chairman of Connaught Labs Ltd. and was on the Board of Stressgen Biotechnologies and Vasogen Inc.
- Acted as the Deputy Minister of Health Services, Government of Alberta.
- Former President, Vice-Chancellor and Dean of Medicine at the University of Calgary.
- An Officer of the Order of Canada, and a 2002 recipient of the Queen's Golden Jubilee Medal.

Donald J. McCaffrey, Co-founder, President, Chief Executive Officer and Secretary, Calgary, Alberta.

- 23 years experience in international conference development.
- Former President of BioFuture Conferences, a national event, hosting biotechnology researchers, financiers and industry speakers.
- Director of BioCellogix Inc. a biotech tradeshow company.
- Director of Stem Cell Therapeutics.
- Ernst & Young Entrepreneur of the Year Nominee (2004 and 2005).

Wayne Chiu, Director, Calgary, Alberta.

- Founder, President, Director and CEO of Trico Homes. Over the past decade, Trico Homes has built over 3,000 quality single and multi-family homes in the Calgary area.
- Mechanical Engineering graduate from the University of Manitoba.
- Awarded the "Immigrant of Distinction Business Award" by the Immigrant Aid Society and the "Generosity of Spirit Award" by the Association of Fundraising Professionals for his work within the community.
- Trico Homes has been recently selected as one of "Canada's 50 Best Managed Companies."
- Mr. Chiu and Trico Homes support a myriad of causes, including the Kids Cancer Care Foundation of Alberta.

Dr. Donald B. Rix, M.D., F.R.C.P.; Director, Vancouver, B.C.

- Chairman/Co-founder/Co-owner of MDS Metro Laboratory Services & Cantest Laboratory Service.
- Sits on the Board of Directors for: Clera Inc., Perceptronics Medical Inc., Protox Therapeutics Inc. and QHR Technologies Inc.
- Chairman of British Columbia (B.C.) Advantage Funds (VCC) Ltd. and Genome B.C.
- Board member of the Vancouver Art Gallery, Vancouver Opera Foundation, B.C. Medical Services Foundation and B.C. Children's Hospital Foundation.
- Director of the Vancouver Board of Trade.
- Chairman of the Board of Governors for the University of Northern British Columbia.
- Sits on advisory boards for both the University of British Columbia and Simon Fraser University.
- Awarded the Order of British Columbia (June 2004), the Lifetime Leadership & Achievement Award from the B.C. Biotechnology Association (2001) and the Technology Impact Awards 2005 Bill Thompson Award from BC Technology Industries Association (June 2005).

Whitney O. Ward, Director, Eagle, Colorado.

- Founded Invesco Global Strategies, a global total asset allocation discipline designed for large institutional investors, and was a Global Partner of Invesco Realty Advisors, a worldwide investment management firm, from 1993 to January 2000.
- Holds a B.A., B.S. and M.A. from The University of Florida and has over 25 years of capital markets experience. He currently resides in the Vail Valley area of Colorado where he is owner and manager of two entities involved with real estate development projects.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended April 30, 2005

This management's discussion and analysis of operations and financial position should be read in conjunction with the Company's April 30, 2005 audited financial statements. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's NEXVAS™ Program applies advanced medical research to develop therapies that increase high-density lipoprotein (HDL), the 'good cholesterol,' to treat cardiovascular diseases. The TGF-ß Shield™ Program utilizes an adoptive immunotherapy approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases.

The Company is focused on the primary stages of drug development, leading up to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and uncertainty of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the TSX Exchange under the symbol, RVX.

HIGHLIGHTS

In June 2004, Resverlogix announced the signing of an Industrial Research Assistance Program (IRAP) Contribution Agreement with the National Research Council of Canada (NRC). The contribution agreement represents a total of up to $180,000 in funding from NRC. The IRAP Contribution Agreement will fund further development by the Company on its novel proprietary ApoA1 assay screening process. This screening process has already been used to identify the Company's lead compounds.

In September 2004, the Company announced that it has filed a patent application covering a novel anti-fibrotic therapeutic technology. This patent filing is based on novel intellectual property that was discovered while advancing research on the Company's cancer program, known as TGF-ß Shield. This new technology move into fibrotic diseases represents the third major therapeutic area in which the Company has established intellectual property.

In October 2004, the Company acquired the license right to a published patent which expands the number of proprietary compounds that the Company can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration, the Company paid an initial license fee of US $25,000. In addition, should the Company choose to select a compound protected by the patent as a nutraceutical in a commercial context, the Company is required to make an additional one-time payment of US $50,000. Should the Company choose to select a compound protected by the patent as a pharmaceutical compound and proceed into a regulatory approved Phase I clinical trial, then a one-time payment of US $300,000 is required to be paid.

In November 2004, Resverlogix announced a preclinical research agreement with NAEJA Pharmaceutical Inc., a global leader in preclinical drug development. NAEJA is a well-recognized pharmaceutical contract research and development company with extensive expertise in cardiovascular diseases. NAEJA is providing important biopharmaceutical profiling and lead optimization and helping to expedite and validate our cardiovascular NEXVAS technology program.

On January 17, 2005, Resverlogix listed its common shares on the Toronto Stock Exchange. This graduation from TSX Venture Exchange to the TSX was an achievement of a business milestone that the Company had set to broaden its shareholder base. The share trading volume since being listed on the TSX has increased over 100 per cent as compared to the last three-month average just prior to being listed on the TSX. The TSX Venture Exchange invited Resverlogix to participate in its "Successful Ventures Event" campaign series given the Company's rapid and successful graduation.

In January 2005, the Company announced international research collaboration on preclinical animal model data with Cedars-Sinai Medical Center and atherosclerosis researcher, Dr. Prediman Shah. Dr. Shah is ranked among the top cardiovascular specialists in the U.S., and has made numerous important scientific contributions in the area of atherosclerosis, coronary artery disease and acute coronary syndromes. The collaboration agreement with Cedars-Sinai and Dr. Shah represents an important next step in the development, testing and optimization of our NEXVAS lead compounds.

During the year, the Company announced a Request For Proposal process with seven leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS technology in cardiovascular disease (CVD). Resverlogix is focusing candidate selection on two specific groups, although it will not disqualify any candidate until the Company can conclude the formal agreements. The Company is encouraged with the scientific development and the potential that ApoA1/HDL-enhancing technologies like NEXVAS may reduce the burden of cardiovascular disease worldwide.

The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to *proof-of-concept* and is now in the process of lead selection for future toxicology testing. The hiring of world-renowned experts and a dedicated staff has made a significant contribution to this rapid progression in meeting and exceeding corporate milestones.

FINANCING ACTIVITIES

In September 2004, the Company announced it had completed a non-brokered private placement financing for gross proceeds of $404,200. The private placement consisted of the issuance of 188,000 shares at a price of $2.15 per share. The financing was placed with a small number of individuals. A finder's fee of seven per cent was paid to a third party who was arm's length to Resverlogix and the purchasers. The filing of this small private placement followed the application by the Company to become a Quebec reporting issuer and the subsequent approval by Autorité Des Marchés Financiers as of September 8, 2004.

On November 23, 2004, the Company closed a $7,918,899 brokered private placement. Resverlogix issued 2,639,633 common shares at $3.00 per common share, which was the first tranche of an announced total financing of $11 million. Resverlogix engaged First Associates Investments Inc. to act as its lead agent to conduct the offering, together with a syndicate including Haywood Securities Inc., Sprott Securities Inc. and Jennings Capital Inc. As consideration for acting as agents, they received a cash commission of $554,323. At closing, the agents also received a non-transferable agent's option to acquire 184,774 common shares at an exercise price of $3.00, expiring on May 23, 2006. Share issue costs included $95,465 for legal fees, $11,480 for agent's expenses and $23,538 for regulatory fees. The value of the agent's option granted was recorded as a share issue cost of $201,404 using the Black-Scholes option pricing model.

As a continuation of the previously announced placement, on January 7, 2005, the Company closed a $3,081,099 brokered private placement. Resverlogix issued 1,027,033 common shares at $3.00 per common share. Resverlogix engaged First Associates Investments Inc. to act as its lead agent to conduct the offering, together with a syndicate including Haywood Securities Inc., Loewen Ondaatje McCutcheon Limited, Sprott Securities Inc. and Jennings Capital Inc. As consideration for acting as agents, they received a total cash commission of $215,677. At closing, the agents also received a non-transferable agent's option to acquire 71,890 common shares at an exercise price of $3.00, expiring on May 23, 2006. Share issue costs included $36,764 for legal fees and $16,777 for regulatory fees. The value of the agent's option granted was recorded as a share issue cost of $78,360 using the Black-Scholes option pricing model.

In 2005, the Company received $1,167,629 from the exercise of 729,768 warrants issued at $1.60 per share. These warrants were granted to the agent in connection with the reverse take-over of Apsley Management Group facilitating the public listing of Resverlogix.

In 2005, the Company received $178,255 from the exercise of 162,050 agent's options issued at $1.10 per share to the agents in connection with the 2003 Short Form Offering Document. The Company also received $51,353 from the exercise of 41,082 agent's options issued at $1.25 per share and $10,899 from the exercise of 3,633 agent's options issued at $3.00 per share to the agents in connection with various brokered private placements.

In 2005, the Company received $90,420 in total from the exercise of 69,000 options varying in price from $1.16 to $1.50.

As a subsequent event, on June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 50,300 of its common shares as of July 11, 2005.

SELECTED ANNUAL INFORMATION

Financial information for the last three years ended April 30.

	2005	2004	2003
Revenue	$ 220,817	$ 24,137	$ –
Net (loss)	$ (3,578,984)	$ (1,935,838)	$ (734,973)
Net (loss) per share (basic and fully diluted)	$ (0.17)	$ (0.12)	$ (0.07)
Assets	$ 12,863,324	$ 3,697,259	$ 1,550,785
Long-term liabilities	$ –	$ 32,930	$ 46,200

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the year ended April 30, 2005 of $3,578,984, or $0.17 per share. This loss included non-cash expenses of $510,501 relating to the granting of stock options to employees and third parties. The net loss for the year ended April 30, 2004 was $1,935,838 or $0.12 per share. The planned increase in expenditures is a result of continued acceleration of the scientific and business progression of the Company. As a result, all Research and Development (R&D) and general and administrative expenses have increased in the current year. With the recently completed financing, the Company expects to have sufficient working capital to operate up to several years with the assumption of no revenues.

Revenue

The revenue of the Company consisted of interest earned on funds invested, gain on the sale of marketable securities, and earned revenue for compound testing for Cargill, Incorporated. Interest revenue was $172,933 for the year ended April 30, 2005, as compared to $24,137 for the year ended April 30, 2004. Some marketable securities were sold in 2005 at a net gain of $35,030 and $12,854 was earned for compound testing.

Research and Development

For the year ended April 30, 2005, R&D expenditures totaled $1,724,198 with a recovery of $147,479 for government grants through the NRC's IRAP program. For the year ended April 30, 2004, research and development expenditures totaled $522,347, with a recovery of $160,213 from the Government of Canada's Scientific Research and Experimental Development investment tax credit incentive program. These amounts include laboratory rent, salaries and benefits, consulting fees, pharmacology studies, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. New costs are now being incurred for preparation of its novel compounds through chemical synthesis, *in-vitro* and *in-vivo* studies and toxicology testing in preparation for Investigational New Drug application in the near future. The major expenses for the year were pharmacology studies, salaries and benefits, consulting, and laboratory supplies. The remaining expenditures were for general operating costs of the laboratory. The Company expects future R&D costs to increase in the next year as there will be a further increase in quantity and scope of experimentation.

General and Administrative

For the year ended April 30, 2005, general and administrative expenditures totaled $1,610,014, compared to $841,556 for the year ended April 30, 2004. General and administrative expenses include salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the year was salaries, benefits and recruitment costs of $730,369. In addition, $52,931 was paid in consulting fees during the year. Expenses of $135,868 were incurred for graduating to the Toronto Stock Exchange from the Venture Exchange. The Company also incurred $212,332 for investor relations and other costs, and $181,573 for professional fees. The remaining expenditures were general operating costs.

Stock-Based Compensation

The fair value of options granted to employees and consultants during the year ended April 30, 2005 was $510,501, compared to $582,650 for the year ended April 30, 2004. Actual cash expense associated with issuing employee stock options was $nil. The Company has adopted the fair value method of accounting for employee awards granted under its stock option plan as required by Canadian accounting standards.

SUMMARY OF QUARTERLY RESULTS

Quarterly financial information for the last two years ended April 30.

	For the three-month period ended			
	April 30 2005	Jan. 31 2005	Oct. 31 2004	July 31 2004
Revenue	$ 113,802	$ 61,591	$ 32,329	$ 13,095
Net (loss)	$ (1,197,622)	$ (1,138,161)	$ (657,488)	$ (585,713)
Net (loss) per share (basic and fully diluted)	$ (0.05)	$ (0.05)	$ (0.04)	$ (0.03)

	For the three-month period ended			
	April 30 2004	Jan. 31 2004	Oct. 31 2003	July 31 2003
Revenue	$ 15,323	$ 5,629	$ 1,725	$ 1,460
Net (loss)	$ (1,033,430)	$ (308,632)	$ (193,074)	$ (400,702)
Net (loss) per share (basic and fully diluted)	$ (0.06)	$ (0.02)	$ (0.01)	$ (0.03)

The increase in the quarterly losses is a result of the progression of the R&D activity of the Company. Also, in the fourth quarter of the 03/04 fiscal year (quarter ending April 30, 2004), a stock-based compensation expense of $578,286 was recorded as the Company chose to early adopt the fair value method of accounting for options granted under its Stock Option Plan. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at April 30, 2005, cash and near cash investments totaled $12,103,450 as compared to $3,159,818 at April 30, 2004. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At April 30, 2005, the Company had working capital of $11,766,876 compared to $3,095,097 at April 30, 2004. Given the overall low cash burn rate, the Company believes that is has sufficient cash reserves to operate for several years with the assumption of no revenues.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at April 30, 2005:

Operating leases		
2006	$	93,276
2007		93,276
2008		93,276
2009		51,410
2010		19,835

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Critical accounting estimates include the fair value of options and common share purchase warrants, and the testing for recoverability of intellectual property and patents.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock-based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant.

Management periodically reviews the useful lives and the carrying values of the intellectual property and patents. They are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

NEW ACCOUNTING POLICY

Effective May 1, 2004, costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents. The Company uses an 18 year amortization period. On an ongoing basis, management reviews the valuation, taking into consideration any circumstances which might have impaired the recoverable value.

OFF-BALANCE SHEET ARRANGEMENTS

As of April 30, 2005, the Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2005, the Company paid consulting fees of $30,000 (2004 – $22,500) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

DISCLOSURE OF OUTSTANDING SHARE DATA (As at April 30, 2005)

Authorized and Issued Share Capital.

Class	Par Value	Authorized	Issued
Common	No par value	Unlimited	23,242,614
Preferred	No par value	Unlimited	2,000,000 (Series A)

Description of Options, Warrants and Convertible securities outstanding.

Security Type	Number	Exercise Price	Expiry Date
Options	1,205,000	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	195,000	$1.20	9/5/08
Options	60,000	$1.25	2/9/06
Options	273,000	$1.50	3/15/08
Options	70,000	$2.25	9/28/08
Options	128,000	$2.25	8/31/07
Options	275,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Agent's Options	19,768	$1.10	1/23/06
Agent's Options	98,918	$1.25	2/20/06
Agent's Options	253,031	$3.00	5/23/06
Total	2,685,717	$1.10 to $6.50	

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Resverlogix Corp. and all information in this annual report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts that are based on the best estimates of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. The Audit Committee consists of three (see page 10) independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibility is properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval. The shareholders' auditors have full access to the Audit Committee, with and without management being present.

These consolidated financial statements have been audited by the shareholders' auditors, and their report is shown as part of the financial statements.

Donald J. McCaffrey
President & CEO
July 12, 2005

Hiran Perera
Chief Financial Officer

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resverlogix Corp. as at April 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
July 12, 2005

CONSOLIDATED BALANCE SHEETS

Years ended April 30, 2005 and 2004

	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,424,837	$ 276,447
Marketable securities	3,678,613	2,883,371
Accounts receivable	79,473	–
Prepaid expenses	29,688	36,265
	12,212,611	3,196,083
Property and equipment (note 3)	545,412	500,358
Intellectual property and patents (note 4)	105,301	818
	$ 12,863,324	$ 3,697,259
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 412,805	$ 71,138
Current portion of equipment leases (note 5)	32,930	29,848
	445,735	100,986
Equipment leases (note 5)	–	32,930
Shareholders' equity:		
Common shares (note 6)	17,619,707	5,197,767
Preferred shares (notes 4 and 6)	50,000	50,000
Contributed surplus (note 6)	1,028,321	582,650
Warrants (note 6)	351,367	785,748
Deficit	(6,631,806)	(3,052,822)
	12,417,589	3,563,343
Nature of operations (note 1)		
Commitments (notes 4 and 8)		
Subsequent event (note 12)		
	$ 12,863,324	$ 3,697,259

See accompanying notes to the consolidated financial statements.

Signed on behalf of the Board:

W.A. Cochrane

Dr. William A. Cochrane
Chairman of the Board

W.O. Ward

Whitney O. Ward
Chairman of the Audit Committee

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended April 30, 2005 and 2004

	2005	2004
Revenue:		
Interest and other income	$ 185,787	$ 24,137
Realized gain on sale of marketable securities	35,030	–
	220,817	24,137
Expenses:		
Research and development	1,724,198	522,347
Research and development cost recoveries (note 10)	(147,479)	(160,213)
General and administrative	1,610,014	841,556
Stock-based compensation	510,501	582,650
Depreciation and amortization	144,925	145,521
Foreign exchange gain	(42,358)	–
Unrealized loss on marketable securities	–	28,700
Gain on disposal of capital assets	–	(586)
	3,799,801	1,959,975
Net Loss	3,578,984	1,935,838
Deficit, beginning of year	3,052,822	1,116,984
Deficit, end of year	$ 6,631,806	$ 3,052,822
Net loss per common share – basic and diluted	$ 0.17	$ 0.12
Weighted average number of common shares	20,561,048	16,055,477

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30, 2005 and 2004

	2005	2004
Cash provided by (used in):		
Operations:		
Net loss	$ (3,578,984)	$ (1,935,838)
Items not involving cash:		
Stock-based compensation	510,501	582,650
Depreciation and amortization	144,925	145,521
Gain on sale of marketable securities	(35,030)	–
Issue of preferred shares for acquisition of technology	–	50,000
Unrealized loss on marketable securities	–	28,700
Gain on disposal of capital assets	–	(586)
	(2,958,588)	(1,129,553)
Changes in non-cash working capital:		
Accounts receivable	(79,473)	2,675
Prepaid expenses	6,577	(24,969)
Accounts payable and accrued liabilities	282,010	(62,536)
	(2,749,474)	(1,214,383)
Financing:		
Issue of common shares for cash, net of issuance costs	10,422,173	3,516,177
Proceeds from exercise of options and warrants	1,500,556	–
Other receivables	–	45,072
Equipment leases	(29,848)	(3,979)
	11,892,881	3,557,270
Investing:		
Marketable securities, net	(760,212)	(2,912,071)
Property and equipment additions	(183,785)	(129,617)
Patent additions	(110,677)	–
Non-cash investing working capital	59,657	–
Scientific research and experimental development capital refund (note 3)	–	85,334
Proceeds on disposal of property and equipment	–	33,620
	(995,017)	(2,922,734)
Increase (decrease) in cash and cash equivalents	8,148,390	(579,847)
Cash and cash equivalents, beginning of year	276,447	856,294
Cash and cash equivalents, end of year	$ 8,424,837	$ 276,447

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30, 2005 and 2004.

Resverlogix Corp. (the "Company") is a result of the acquisition of Resverlogix Inc. ("RI") on April 24, 2003 by Apsley Management Group Inc. ("Apsley"). The Company's primary business activity is the research and development of various drugs to reduce cholesterol and the treatment of cancer & fibrotic disease.

1 NATURE OF OPERATIONS

The Company is currently in the development stage and has no established commercial revenue and customer base.

The Company has the following projects under development:

(a) NEXVAS™:

The Company's lead technology NEXVAS is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) TGF-ß Shield ™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

Research and development expenditures on these projects are as follows:

	2005	2004	Cumulative since inception
NEXVAS	**$ 1,560,581**	$ 522,347	$ 2,210,581
TGF-ß Shield	**163,617**	50,000	313,617
	$ 1,724,198	$ 572,347	$ 2,524,198

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. During 2005, the Company raised $11.9 million through private placements and the exercise of options and warrants, and at April 30, 2005, has $11.8 million of working capital including $12.1 million of cash and marketable securities. Management has concluded that it has sufficient working capital to fund its development and corporate operations beyond April 30, 2006.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Capital assets:

Capital assets are recorded at cost and are depreciated on a straight-line or declining balance basis over their estimated useful lives as follows:

Assets	Method	Rate
Laboratory equipment	Declining balance	20%
Office furniture and equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Computer software	Straight-line	3 years
Vehicles	Straight-line	5 years
Leasehold improvements	Straight-line	3 years

(c) Cash and cash equivalents:

The Company considers cash and short-term deposits with original maturities of three months or less as cash and cash equivalents.

(d) Marketable securities:

Marketable securities are liquid investments that are readily convertible to known amounts of cash and have original maturities greater than three months. They are carried on a portfolio basis at the lower of cost plus accrued interest and market value.

(e) Research and development costs and intellectual property:

Research costs are expensed in the period in which they are incurred. Development costs that meet the criteria specified by Canadian accounting standards are deferred and amortized over the life of the related project. Amounts expended on intellectual property that comprise in-process research and development is charged to operations. To date, no development costs have been deferred.

(f) Patents:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

(g) Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted Canadian tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

(h) Per share amounts:

Basic per share amounts are calculated by using the weighted average number of shares outstanding during the year. In calculating diluted per share amounts, the Company follows the treasury stock method to determine the dilutive effect of stock options and warrants. The dilutive effect is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the year. Only dilutive instruments, where market value exceeds the exercise price, impact the calculation.

(i) Stock-based compensation plan:

For options or similar instruments granted to employees and non-employees after April 30, 2003, an amount equal to the fair value of the instrument on the date of grant is recorded as a charge to operations over the vesting period. The fair value of options and similar instruments is estimated on the grant date using the Black-Scholes option pricing model. Any consideration received upon exercise of the options and similar instruments together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in common shares.

3 PROPERTY AND EQUIPMENT

2005	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$ 643,039	$ 189,987	$ 453,052
Office furniture and equipment	39,052	16,048	23,004
Computer equipment	81,760	39,633	42,127
Computer software	16,243	9,818	6,425
Leasehold improvements	75,231	54,427	20,804
	$ 855,325	$ 309,913	$ 545,412

2004			
Laboratory equipment	$ 505,138	$ 108,572	$ 396,566
Office furniture and equipment	28,096	9,168	18,928
Computer equipment	56,851	17,760	39,091
Computer software	14,865	4,748	10,117
Leasehold improvements	66,590	30,934	35,656
	$ 671,540	$ 171,182	$ 500,358

In 2004, property and equipment was reduced by $85,334 for a refund received from the Government of Canada's Scientific Research and Experimental Development tax incentive program. Lab equipment was reduced by $74,223, leasehold improvements by $9,486 and computer equipment by $1,625.

Included in property and equipment are laboratory equipment, office equipment and computer equipment under capital lease. At April 30, 2005, the cost and accumulated depreciation and amortization of the assets under capital lease was $91,738 and $42,492, respectively (2004 – $91,738 and $22,946, respectively).

4 INTELLECTUAL PROPERTY AND PATENTS

April 30, 2005	Cost	Accumulated amortization	Net book value
Acquired property (NEXVAS)	$ 818	$ 45	$ 773
Patents	110,677	6,149	104,528
	$ 111,495	$ 6,194	$ 105,301

April 30, 2004			
Acquired property (NEXVAS)	$ 818	$ –	$ 818

In June 2003, Resverlogix completed an intellectual property acquisition of a Cancer Suppression Therapy from its co-discoverers, Drs. Norman Wong and Koichiro Mihara. The technology is in the area of cancer therapeutics and involves stimulating the immune system to halt or kill the growth of cancer cells. In consideration for acquisition of the intellectual property, the Company agreed to pay each of the vendors: A) $50,000; B) a five per cent royalty on cumulative future licensing revenues of $20,000,000 and a 10 per cent royalty on future licensing revenues in excess of $20,000,000, only for licensing revenues earned up to June 23, 2013 and only if a licensing agreement is signed by the Company with a third party by June 23, 2008; and C) 1,000,000 Series A first preferred shares convertible into common shares at a conversion rate of 1 share for each $8.00 in licensing revenues earned over $2,000,000, only for licensing revenues earned up to June 23, 2013 and only if a licensing agreement is signed with a third party by June 23, 2008. The conversion price is based on a common share price of $1.60 and is adjusted should the price of common shares exceed $2.00 per share at the time of conversion. If the price per common share exceeds $2.00, the number of common shares issued at the time of conversion is reduced by a ratio defined in the acquisition agreement. The cost of this acquisition has been included in research and development expenses.

In October 2004, the Company entered into an exclusive license agreement that expands the number of proprietary compounds that the Company can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration the Company paid an initial license fee of US $25,000. In addition, the Company is required to make additional payments of US $50,000 upon the discovery of each nutraceutical which contains a compound protected by the patent which will be used in a commercial context and a payment of US $300,000 upon the first enrolment of a patient into a regulatory approved Phase I clinical Trial for a pharmaceutical compound protected by the patent.

5 EQUIPMENT LEASES

The equipment leases are repayable in monthly installments of $2,899, including interest at 10 per cent. The leases mature in April 2006 and are secured by the related leased equipment. Principal payments on the equipment leases are as follows:

2006	$ 32,930

Interest of $4,934 (2004 – $7,960) relating to the equipment leases has been included in general and administrative expenses.

6 SHARE CAPITAL

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with rights as determined by the Board of Directors at the time of issue.

(b) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2003	14,882,280	$ 1,876,226
Issued for cash in private placements	1,546,955	1,911,656
Issued for cash in short-form offering document	1,818,180	1,999,998
Issued on exercise of stock options	135,000	33,750
Share issue costs		(623,863)
Balance, April 30, 2004	18,382,415	5,197,767
Issued for cash in private placements	3,854,666	11,404,198
Issued on exercise of warrants	936,533	1,410,136
Issued on exercise of stock options	69,000	90,420
Transfer from warrants on exercise of warrants		714,145
Transfer from contributed surplus on exercise of options		64,830
Share issue costs		(1,261,789)
Balance, April 30, 2005	**23,242,614**	**$17,619,707**

In September 2004, the Company issued 188,000 common shares at $2.15 per common share for gross proceeds of $404,200. In November 2004 and January 2005, the Company issued 3,666,666 common shares at $3.00 per common share for gross proceeds of $10,999,998. In conjunction with the offering, the Company issued the agent 256,664 common share purchase warrants exercisable at $3.00 per share until May 23, 2006.

Share issue costs in 2005 include $279,764 (2004 – $194,636) in costs related to the estimated fair value of warrants granted to the Company's agent. The fair value was estimated using the Black-Scholes option pricing model (note 6(d)).

Series A Preferred shares	Number of shares		Amount
Balance, April 30, 2004 and 2005	**2,000,000**	**$**	**50,000**

(c) Stock options:

The Company has a stock option program whereby the Company may grant options to its directors, officers, employees and consultants for up to 10 per cent of the issued and outstanding common shares. The majority of options issued in 2005 vested immediately and have a one to four-year term. The majority of options issued in 2004 vested immediately and had a two to five-year term.

	2005			2004		
	Number of options		**Weighted average exercise price**	Number of options		Weighted average exercise price
Outstanding at beginning of year	**1,830,000**	**$**	**1.51**	1,340,000	$	1.46
Granted	**553,000**		**2.76**	625,000		1.35
Exercised	**(69,000)**		**1.31**	(135,000)		0.25
Outstanding at end of year	**2,314,000**	**$**	**1.82**	1,830,000	$	1.51
Weighted average remaining contractual life	**3.1 years**			3.9 years		

The following table summarized information about the options outstanding and exercisable at April 30, 2005.

Exercise Price	Number Outstanding	Weighted Average Remaining Life (years)	Number Exercisable
$1.16	28,000	3.3	28,000
$1.20	195,000	3.5	195,000
$1.25	60,000	.8	60,000
$1.50	273,000	2.8	273,000
$1.60	1,205,000	3.0	1,205,000
$2.25	473,000	3.4	324,000
$4.50	30,000	4.0	7,500
$6.50	50,000	4.0	12,500
$1.16 to $6.50	2,314,000	3.1	2,105,000

The weighted average fair value of the options granted during the year was $1.62 (2004 – $0.93) per option using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free interest rate	4%	4%
Expected life	1 to 4 years	2 to 5 years
Expected volatility	73%	96%

(d) Warrants:

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2003	729,768	$ 591,112	$ 1.60
Granted in connection with short form offering document	181,818	103,636	1.10
Granted in connection with private placement	140,000	91,000	1.25
Outstanding, April 30, 2004	1,051,586	785,748	1.47
Granted in connection with private placement	256,664	279,764	3.00
Exercised during period	(936,533)	(714,145)	1.50
Outstanding, April 30, 2005	**371,717**	**$ 351,367**	**$ 2.43**

The following table summarizes information about the common share purchase warrants outstanding and exercisable at April 30, 2005.

Outstanding	Exercise price	Expiry
19,768	$ 1.10	January 23, 2006
98,918	$ 1.25	February 20, 2006
253,031	$ 3.00	May 23, 2006
371,717		

The estimated fair value of the warrants granted has been recorded as share issue costs. The weighted average fair value of the warrants granted during the year was $1.09 (2004 – $0.60) per warrant, using the Black-Scholes option pricing model with the following weighted average assumptions.

	2005	2004
Risk-free interest rate	4%	4%
Expected life	1.5 years	2 years
Expected volatility	73%	96%

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2003	$ –
Fair value of options granted	582,650
Balance, April 30, 2004	582,650
Options exercised	(64,830)
Fair value of options granted	510,501
Balance, April 30, 2005	**$ 1,028,321**

(f) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the year of 20,561,048 (2004 – 16,055,477). The effect upon the conversion of stock options and warrants is anti-dilutive.

7 INCOME TAXES

The provision for income taxes differs from the amount which would be obtained by applying the combined federal and provincial income tax rate to the respective period's loss. A reconciliation of the expected tax and the actual provision for income taxes is as follows:

	2005	2004
Expected tax recovery – 34% (2004 – 36%)	$ 1,216,900	$ 696,900
Stock-based compensation	(173,600)	(209,800)
Other	–	(49,000)
Increase in valuation allowance	(1,043,300)	(438,100)
	$ –	$ –

The components of the net future income asset are as follows:

	2005	2004
Non-capital losses	$ 930,000	$ 440,300
Scientific research and experimental development expenditures	872,100	297,000
Share issue costs	563,000	233,000
Other	(1,700)	32,100
Less: Valuation allowance	(2,363,400)	(1,002,400)
	$ –	$ –

The Company has non-capital losses of approximately $2.8 million (2004 – $1.3 million) available to reduce future years' taxable income expiring from time to time up to 2011. The Company also has $3.0 million of scientific research and experimental development tax pools available to reduce future years' taxable income.

8 COMMITMENTS

As at April 30, 2005, the Company was committed to operating lease payments for office and laboratory premises as follows:

2006	$ 93,276
2007	93,276
2008	93,276
2009	51,410
2010	19,835

The Company has an outstanding letter of credit for $60,000 from a Canadian chartered bank. The letter of credit is secured by a short-term investment.

A special bonus is payable to directors, officers and employees conditional on the sale of the Nexvas technology on or before April 30, 2007. The special bonus is subject to final approval by the Board of Directors.

9 FINANCIAL INSTRUMENTS

The fair value of monetary assets and liabilities, except the Company's marketable securities, approximate their carrying values, due to the short-term nature of these instruments. The market value of the marketable securities at April 30, 2005 was approximately $3.7 million (2004 – $2.9 million).

10 GRANTS

In June 2004, the Company signed an Industrial Research Assistance Program (IRAP) Contribution Agreement with the National Research Council of Canada (NRC). The contribution agreement represents a total up to $180,000 in funding from NRC to the Company. The IRAP Contribution Agreement will fund further development on its proprietary NEXVAS assay screening process. In 2005, $147,479 was recovered, indicated as research & development cost recoveries. Of that amount, $68,006 was received in the year and $79,473 remains outstanding and is shown in accounts receivable.

11 PAYMENT TO RELATED PARTY

In 2005, the Company paid consulting fees of $30,000 (2004 – $22,500) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

12 SUBSEQUENT EVENT

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 50,300 of its common shares.

GLOSSARY

Atherosclerosis: A form of arteriosclerosis in which the arteries become clogged by the buildup of fatty substances, which eventually reduces the flow of blood to the tissues. These fatty substances referred to as plaque are made up largely of cholesterol.

Arteriosclerosis: A chronic disease commonly called hardening of the arteries. In arteriosclerosis, the walls of the arteries thicken and harden. The loss of flexibility results in a lessening of the flow of blood to the various organs of the body. It develops with aging, and in hypertension, diabetes, hyperlipidemia and other conditions.

Biopharmaceutical: A pharmaceutical derived through the greater understanding of biotechnology.

Cancer: Disease in which abnormal cells divide without control.

Cardiovascular Disease (CVD): Disease relating to the heart and blood vessels.

Cholesterol: A lipid which higher organisms use in the construction of cell membranes and as a precursor molecule in steroid synthesis. If a person produces too much cholesterol, the excess often gets laid down on the interior of blood vessels as plaque, causing heart disease, hardening of the arteries, and often heart attacks or strokes.

Clinical Trials/Study: Any investigation in human subjects intended to discover or verify the clinical, pharmacological and /or other pharmacodynamic effects of an investigational product(s). A clinical trial can also be used to identify any adverse reactions to an investigational product(s), and/or to study absorption, distribution, metabolism and excretion of an investigational product(s) with the object to ascertain its safety and/or efficacy. The terms clinical trial and clinical study are synonymous.

Drug: Any substance that can be used to modify a biological process(es) in the body.

Dyslipidemia: Abnormal plasma lipid levels. Examples: an increase in total cholesterol; an increase in LDL cholesterol; an increase in triglyceride levels; or a decrease in HDL cholesterol concentration in the blood.

External Elastic Membrane (EEM): Elastic fibers that allows for flexibility in muscular arteries.

Food and Drug Administration (FDA): The United States' governmental agency responsible for the evaluation and approval of drugs and medical devices.

Fibrosis: The development of excess fibrous connective tissue in an organ.

High-Density Lipoprotein (HDL): A complex of lipids and proteins in approximately equal amounts that function as a transporter of cholesterol from the arteries to the liver for elimination. It is commonly referred to as 'good cholesterol' due to the association between high HDL levels and a decreased risk of atherosclerosis and coronary heart disease.

in vitro: Experimental procedure conducted artificially (in a test tube).

in vivo: Experimental procedure conducted in a living organism.

Investigational New Drug (IND): An investigational new drug application by the FDA before a drug can be tested in humans in clinical trials.

Lipid: Molecules which are insoluble in water but soluble in organic solvents. Lipids are the naturally occurring structural components of the membranes which surround all cells.

Lipoproteins: A complex of one or more lipids bound to one or more proteins. In humans, lipoproteins transport water-insoluble fats in the blood and are classified by their density: very-low-density lipoproteins (VLDLs), low-density lipoproteins (LDLs) and high-density lipoproteins (HDLs).

Low-Density Lipoprotein (LDL): A complex of lipids and proteins that function as a transporter of cholesterol to the blood and arterial walls. It is commonly referred to as 'bad cholesterol' due to the link between high LDL levels and an increased risk of atherosclerosis and coronary heart disease.

Lumen: The cavity or channel within a tube or tubular organ such as a blood vessel or the intestine.

Lymphocyte: A type of white blood cell. A cell is the smallest, most basic unit of life, that is capable of existing by itself. White blood cells help protect the body against diseases and fight infections.

Pharmacodynamics: The study of the relationship between how much drug is in the body and its effects.

Pharmacokinetics: The study of the metabolism and action of drugs, with particular emphasis on the time required for absorption, duration of action, distribution in the body and excretion.

Pharmacology: The study of drugs and dietary supplements and their origin, nature, properties, and effects upon living organisms.

Phase I: A Phase I clinical trial is a small-scale test of the safety of a new drug.

Phase II: The second clinical trial in humans, usually in patients rather than healthy volunteers.

Phase III: If a drug looks promising in a Phase II clinical trial, it moves into Phase III to test the drug's safety and efficacy in a controlled setting.

Preclinical: Refers to the animal testing phase prior to when a drug is first tested in human subjects.

Proof-of-concept: A study which realizes if a therapeutic agents works to improve a disease condition or affect a surrogate marker of ultimate response in a way predicted by the proposed mechanism of action.

Reverse Cholesterol Transport (RCT): The mechanism by which the body disposes of cholesterol, by utilizing HDL to transport cholesterol from the body to the liver for excretion.

Toxicology: The study of the harmful effects of substances on the body, including the level of toxicity, the mechanism by which toxicity occurs and how it can be controlled.

Transforming Growth Factor Beta (TGF-Beta): is a multifunctional peptide that controls proliferation, differentiation, and other functions in many cell types.

CORPORATE INFORMATION

Directors

Dr. William A. Cochrane,(1)(2)
O.C., M.D., F.R.C.P., F.A.C.P.
Director and Chairman,
Calgary, Alberta

Donald J. McCaffrey,(3)
Director, Co-founder,
CEO and Secretary,
Calgary, Alberta

Wayne Chiu,(1)(2)
Director,
Calgary, Alberta

Dr. Donald Rix, M.D., F.R.C.P.,(2)(3)
Director,
Vancouver, B.C.

Whitney O. Ward,(1)(3)
Director,
Eagle, Colorado, U.S.

Note:
(1) Member of the Audit and Finance Committee
(2) Member of the Compensation Committee
(3) Member of the Governance Committee

Officers

Donald J. McCaffrey,
President, Co-founder,
CEO and Secretary,

Dr. Jan Johansson, M.D., Ph.D.
Senior VP Clinical Affairs

Hiran Perera, B.Comm, MBA, CMA
Chief Financial Officer

Scientific Advisory Board

Dr. Norman C.W. Wong,
M.D., F.R.C.P.(C)
Chairman of the Scientific Advisory Board and Co-founder,
Calgary, Alberta

Dr. Lawrence Chan, M.D., D.Sc.
Houston, Texas

Dr. Jacques Genest Jr.,
M.D., F.R.C.P.(C)
Montreal, Quebec

Dr. Patrick Lee, Ph.D.
Halifax, Nova Scotia

Dr. Victor Ling, Ph.D.
Vancouver, B.C.

Dr. J. Hans van de Sande, Ph. D.
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Bankers

Bank of Montreal
Calgary, Alberta

Legal Counsel

Borden Ladner Gervais LLP
Calgary, Alberta

Registrar & Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

TSX Trading Symbol: RVX

Investor Relations Information

Requests for information should be directed to Kenneth Lebioda,
VP Business & Market Development
Phone: 403.254.9252
Email: ken@resverlogix.com

Offices

202, 279 Midpark Way SE
Calgary, Alberta
Canada T2X 1M2
Phone: 403.254.9252
Fax: 403.256.8495
Email: info@resverlogix.com
Website: www.resverlogix.com

RESVERLOGIX

Resverlogix Corp. #202, 279 Midpark Way SE, Calgary, Alberta, Canada T2X 1M2
Phone: 403.254.9252 Fax: 403.256.8495 Website: www.resverlogix.com

Printed in Canada

RESVERLOGIX

ANNUAL INFORMATION FORM

FORM 51-102F2

Fiscal Year-Ended April 30, 2005

July 12, 2005

TABLE OF CONTENTS

ABBREVIATIONS

In this Annual Information Form, the following terms shall have the following meaning, unless otherwise defined elsewhere in this Annual Information Form:

"ABCA"	means Business Corporations Act (Alberta)
"Apsley"	means Apsley Management Group Inc.
"CPC"	means Capital Pool Company
"CVD"	means Cardiovascular Disease
"Corporation"	means Resverlogix Corp.
"HDL"	means high-density lipoprotein
"IND"	means Investigational New Drug
"IP"	means Intellectual Property
"LDL"	means low-density lipoproteins
"R&D"	means Research and Development
"RCT"	means Reverse Cholesterol Transport
"Resverlogix"	means Resverlogix Corp.
"Common Shares"	means common shares of Resverlogix Corp.

GLOSSARY

ApoA1	A 28 kDa apolipoprotein protein.
Apolipoprotein	The protein component of a lipoprotein.
Assay	A laboratory rest to identify and/or measure the amount of a particular substance in a sample.
Biopharmaceutical	A pharmaceutical derived through the greater understanding of biotechnology.
Cancer	Disease in which abnormal cells divide without control.
Cardiovascular Disease	Disease relating to the heart and blood vessels (CVD).
Cholesterol	Cholesterol is an essential component of all tissues and cells. However, it is a double-edged sword because cholesterol that is unused by tissues and cells may accumulate in blood vessels and is associated with increasing the risk for heart attacks and strokes. There are two major pathways for the movement of cholesterol in the body, one that delivers cholesterol from the liver or dietary sources to peripheral tissues, and one that returns cholesterol back to the liver for elimination from the body.

This latter process is known as Reverse Cholesterol Transport and is considered an important target for anti-atherosclerotic drug therapy. Under healthy conditions cholesterol delivery to cells and reverse cholesterol transport back to the liver are balanced. If this equilibrium is shifted in favor of cholesterol delivery over its elimination (as might occur when a high fat diet is regularly consumed), excess cholesterol starts accumulating in the body, resulting in elevated blood cholesterol.

Clinical Trials/Study:	Any investigation in human subjects intended to discover or verify the clinical, pharmacological and /or other pharmacodynamic effects of an investigational product(s). A Clinical Trial can also be used to identify any adverse reactions to an investigational product(s), and/or to study absorption, distribution, metabolism and excretion of an investigational product(s) with the object of ascertaining its safety and/or efficacy. The terms clinical trial and clinical study are synonymous.
Drug:	Is any substance that can be used to modify a chemical process or processes in the body.
Diabetic Mellitus	The most prevalent form of diabetes mellitus is type 2 diabetes. This disorder typically makes its appearance later in life. The underlying metabolic causes of type 2 diabetes are the combination of impairment in insulin-mediated glucose disposal (insulin resistance) and defective secretion of insulin by pancreatic β-cells. Insulin resistance develops from obesity and physical inactivity, acting on a substrate of genetic susceptibility.
FDA:	The abbreviation for the Food and Drug Administration. It is the United States governmental agency responsible for the evaluation and approval of drugs and medical devices.
Fibrosis:	The development of excess fibrous connective tissue in an organ.
Genome	The total sum of genes and additional DNA present in the chromosomes of a particular organism. Thus, the complete set of DNA sequences present in the twenty-three chromosomes of a human is referred to as the human genome.
HDL	High-density lipoprotein – (see lipoproteins).
Hypercholesterolemia	A term for abnormally high concentrations of cholesterol present in the bloodstream which can lead to heart disease, hardening of the arteries, heart attacks and strokes.
Hypertension	When the blood flows through the vessels at a greater than normal force which strains the heart, harms the arteries, and increases the risk of heart attack, stroke, and kidney problems.
in vitro:	Experimental procedure conducted artificially (in a test tube).
in vivo:	Experimental procedure conducted in a living organism.
IND :	Abbreviation for "investigational new drug." An investigational new drug application by the FDA before a drug can be tested in humans in clinical trials.

LDL	Low-density lipoprotein – (see lipoproteins).
Lipid	Molecules which are insoluble in water but soluble in organic solvents. Lipids are the naturally occurring structural components of the membranes which surround all cells.
Lipoproteins	A complex of one or more lipids bound to one or more proteins. In humans, lipoproteins transport water-insoluble fats in the blood and are classified by their density: very low-density lipoproteins (VLDLs), low-density lipoproteins (LDLs) and high-density lipoproteins (HDLs).
Lymphocyte	A lymphocyte is a type of white blood cell present in the blood. A cell is the smallest, most basic unit of life that is capable of existing by itself. White blood cells help protect the body against diseases and fight infections.
Nutraceuticals	Food or portion of food (e.g., vitamins, essential amino acids) that possesses medical or health benefits to the organism that consumes that nutraceutical.
Pharmacodynamics:	The study of the mechanisms of actions of a drug, the relationship between how much drug is in the body and its effects.
Pharmacokinetics:	The study of the metabolism and action of drugs, with particular emphasis on the time required for absorption, duration of action, distribution in the body, and excretion.
Pharmacology:	The study of drugs and dietary supplements and their origin, nature, properties, and effects upon living organisms.
Phase I	A Phase I clinical trial is a small-scale test of the safety of a new drug.
Phase II	Phase II is the second clinical trial in humans, usually in patients rather than healthy volunteers.
Phase III	If a drug looks promising in a Phase II clinical trial, it moves into Phase III to test the drug's safety and efficacy in a controlled setting.
Phase IV	At this phase, companies may also determine additional indications for the product/compound for which they could submit a supplemental NDA (sNDA).
Pre-clinical:	Refers to the animal testing phase prior to when a drug is first tested in human subjects.
Reagents	Sources of biological or chemical material that can be used as the starting blocks in laboratory experiments. Reagents can range from chemicals needed to perform a particular chemical reaction, constituents of a laboratory protocol, or clones to be used in a large-scale gene expression study.
Resveratrol	Also known as 3, 5, 4 trihydroxy stilbene, it is a phytochemical that is produced by certain plants in response to "wounding" (e.g., by fungal growth on plant) or other stress. Plants that produce resveratrol include red grapes, mulberries, soybeans, and peanuts. Resveratrol inhibits cell mutations, stimulates at least one enzyme that can inactivate certain

carcinogens, and (when consumed by humans) contributes to a low incidence of cardiovascular disease.

Statins — These drugs block cholesterol production in the body by inhibiting the enzyme called HMG-CoA reductase in the early steps of its synthesis in the *mevalonate pathway*.

Transcription — The process of copying information from DNA into new strands of messenger RNA (mRNA). The mRNA then carries this information to the cytoplasm, where it serves as the blueprint for the manufacture of a specific protein.

Toxicology: — The study of the harmful effects of substances on the body, including the level of toxicity, the mechanism by which toxicity occurs and how it can be controlled.

TGF-Beta: — Transforming Growth Factor Beta (TGF-Beta) is a multifunctional peptide that controls proliferation, differentiation, and other functions in many cell types.

TPD: — Therapeutic Products Directorate, a Canadian Government Agency that is responsible for the regulation and approval of the sale of drugs and diagnostics in Canada.

This Annual Information Form contains forward-looking statements reflecting the Corporation's current expectations. Investors are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, product development delays, the ability to attract and retain business partners, future levels of government funding, competition from other biotechnology companies and the ability to provide the capital required for research, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on the Corporation's forward-looking statements. Actual events may differ materially from current expectations due to risk and uncertainties.

1. CORPORATE STRUCTURE

Name and Incorporation

Resverlogix Corp. (formerly Apsley Management Group Inc.) (the "Corporation" or "Resverlogix") is the corporation resulting from the reverse takeover of Apsley Management Group Inc. (the corporation prior to completion of the Qualifying Transaction referred to herein as "Apsley"), a Capital Pool Company ("CPC"), by Resverlogix Inc. Apsley was incorporated pursuant to the provisions of the *Business Corporations Act* (Alberta) on August 17, 2000.

On April 25, 2003, the Corporation acquired the shares of the private corporation, Resverlogix Inc. as part of its Qualifying Transaction, and pursuant to an acquisition agreement (the "Acquisition Agreement"), Resverlogix Inc. shareholders received one (1) common share of Apsley for each one (1) Resverlogix Inc. share held. Resverlogix Inc. became a wholly owned subsidiary of the Corporation and the Corporation changed its name from Apsley Management Group Inc. to Resverlogix Corp.

On February 07, 2005, Resverlogix Inc. and Resverlogix Corp. were amalgamated under "Resverlogix Corp." pursuant to subsection 184(1) of the *Business Corporation Act* (Alberta). On February 11, 2005, the Corporation created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the *Business Corporation Act* (Alberta). On July 05, 2005, the Corporation changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

The head and principal office of the Corporation is located at 202, 279 Midpark Blvd. S.E., Calgary, Alberta, T2X 1M2. The registered and records office is suite 751 – 8th Avenue S.W., Calgary, Alberta, T2P 3P2.

Intercorporate Relationships

RVX Therapeutics Inc., incorporated by a Certificate of Incorporation under the ABCA on February 11, 2005, is a wholly-owned subsidiary of the Corporation. References to the business operations or financial condition of the Corporation or Resverlogix include RVX Therapeutics Inc.

2. GENERAL DEVELOPMENT OF THE BUSINESS

Product Overview

The Corporation is a Canadian biotechnology company applying advanced medical research and development to expedite the intended commercialization of novel bio-pharmaceuticals. Currently, Resverlogix is developing three novel research and development technologies for important global medical markets with significant unmet needs. The first, NEXVAS™, is a cardiovascular program that focuses on methods to increase the serum levels of ApoA1, the primary component of HDL, the "Good Cholesterol". Research shows that increasing HDL reduces atherosclerotic plaque build-up through a process called Reverse Cholesterol Transport. High levels of HDL correlate with a significantly lower risk of cardiovascular disease. Cardiovascular disease is the number one cause of premature death in advanced societies around the world. The Corporation's objective is to commercialize a proprietary platform technology that will allow Resverlogix to identify, develop and license therapeutic compounds, which enhance the levels or function of HDL. The Corporation's secondary program, TGF-Beta Shield™, is a platform technology in development to treat cancers and fibrotic diseases. The TGF-Beta Shield™ Cancer therapy employs a novel approach that enhances the immune system's ability to target and attack cancerous cells. The fibrotic disease therapy utilizes an immunomodulating methodology for the prevention and reduction of unfavorable scarring of the eye, heart, kidney, lung and liver.



RESVERLOGIX
SECONDARY
PRIMARY
SECONDARY
Research & Development Areas
Cancer
Cardiovascular Disease
Fibrotic Diseases
TGF-Beta Shield™ Program
ApoAI Assay Program
NEXVAS™ Vascular Development Program
Fibrosis Program
© Resverlogix Corp.

Figure 1: Resverlogix R & D Pipeline

Resverlogix's lead technology, NEXVAS™, initiated with research on the epidemiological observation termed the "French Paradox". This paradox refers to the observation that the French population suffers from one-third the incidence of cardiovascular disease of the North American population despite a comparable high fat diet. The French Paradox has been correlated to the higher quantities of red wine consumed by the French population compared to that consumed by the North American population. Resveratrol, a highly abundant compound found in the skin of red grapes and thus found in significant quantities in red wine, is recognized to reduce the incidence of cardiovascular disease; although the mechanisms through which this occur remain a topic of debate, with several competing hypotheses.

The Corporation created a cell-based *in vitro* assay that was used to determine the ability of test compounds to increase expression of ApoA1. Resverlogix identified that resveratrol up-regulates ApoA1, the major protein substituent of HDL. To utilize this, Resverlogix developed a screening method to identify novel synthetic compounds that increase the expression of ApoA1, and are therefore good therapeutic candidates for the treatment of cholesterol-associated cardiovascular disease.

The Corporation's novel cardiovascular technology program, NEXVAS™, is the culmination of further in-house development and critical improvements to these initial discoveries. Subsequent research and development have resulted in the design, screening and development of novel synthetic drug candidates. The leading compounds to date, RVX208, RVX308, RVX408 hold promise as potent therapeutic agents for the treatment of cardiovascular diseases through the up-regulation of ApoA1.

TGF-Beta Shield™ Program is developing an immunomodulating approach to antagonize Transforming Growth Factor-beta (TGF-β) to treat cancers and fibrotic diseases. TGF-β, an essential growth factor that regulates cell proliferation and differentiation, is used by some cancers to evade host defenses by actively suppressing the immune system's cancer-killing activities. TGF-Beta Shield™ program is directed toward the potential development of a therapeutic agent that antagonizes TGF-β to enhance the body's ability to launch natural immune response against cancer. Current preclinical data shows the therapeutic agent's ability to meaningfully reduce cancer growth in animal models. Resverlogix is completing animal model studies to prepare the technology for further pre-clinical and toxicology testing.

Resverlogix is also adapting TGF-Beta Shield™ technology to treat fibrotic diseases. Under undesirable conditions, TGF-β is a potent growth factor causing scarring, fibrogenesis, and pathological synthesis and deposition of connective tissue. Using a novel approach with a natural occurring protein, which has been demonstrated by Resverlogix to inhibit TGF-β, Resverlogix is developing a therapy to treat fibrotic disease. Resverlogix is pursuing this technology platform to produce effective novel therapies for the prevention and reduction of damage in key organs such as the eye, heart, kidney, lung and liver.

Three Year History

Resverlogix Inc. was co-founded by Don McCaffrey, Dr. Norman Wong and Wayne Chiu. The Corporation was incorporated to carry forward the commercialization of ApoA1 Gene Expression technology established by Dr. Norman Wong.

This initial technology is based on advances in understanding mechanism(s) to regulate the expression of HDL. Resverlogix anticipates based on its advancements of this technology to date, will enable the Corporation to achieve its goal of becoming a leader in the development of new pharmaceutical or nutraceutical products which will raise HDL, and thus, enhance RCT in reducing total body cholesterol.

In May 2002, the Corporation entered into a Letter of Intent for the purposes of completing a Qualifying Transaction. Prior to the Qualifying Transaction, the Corporation did not conduct operations of any kind other than engaging in discussions and negotiations for the purpose of identifying and evaluating potential acquisitions of interests in commercially viable businesses or assets.

In February 2003, the Corporation entered into the Acquisition Agreement which outlined the terms and conditions of the Qualifying Transaction. Pursuant to the Acquisition Agreement, the security holders of Resverlogix Inc. received one (1) Resverlogix common share for each Resverlogix Inc. Common Share. The Shares were issued to Resverlogix Inc. shareholders at a deemed issue price of approximately $1.60 per Share.

The Corporation's shares began trading under the symbol "RVX" on the TSX Venture Exchange effective April 25, 2003.

In May 2003, the Corporation officially opened its state-of-the-art laboratory, located in the Alastair Ross Technology Centre, managed by Calgary Technologies Inc. Dr. Norman Wong has assembled a science team possessing strong academic backgrounds and prior research lab experience. This science team is methodically being expanded as the Corporation advances its science through the drug discovery process.

In October 2003, the Corporation announced that it had been assigned a filed patent application for novel polyphenol derivatives for use in the treatment of numerous cardiovascular diseases including atherosclerosis, hypertension, and dyslipidemia.

On November 27, 2003, the Corporation completed a non-brokered private placement of 146,353 Common Shares of the Corporation at a price of $1.10 per Common Share raising total gross proceeds of $160,989. On January 23, 2004, the Corporation completed a short form offering document financing of 1,818,180 Common Shares of the Corporation at a price of $1.10 per Common Share for total gross proceeds of $1,999,998. On February 20, 2004, the Corporation completed a private placement for 1,400,000 Common Shares at a price of $1.25 per share, for gross proceeds of $1,750,000.

In June 2004, Resverlogix announced the signing of an Industrial Research Assistance Program (IRAP) Contribution Agreement with the National Research Council of Canada. The contribution agreement represents a total of up to $180,000 in funding from NRC to Resverlogix. The IRAP Contribution Agreement is funding further development by the Corporation on its novel proprietary ApoA1 assay screening process.

In July 2004, Resverlogix announced the signing of a research and licensing agreement with Cargill, Incorporated. The Corporation has used its technology to further the interests of the Cargill Health & Food Technologies business unit. The resulting License Grant will give Cargill worldwide rights for the fields of use connected with food, beverage and dietary supplements for humans and animals. All pharmaceutical and/or therapeutic uses, human, or veterinarian, remain the sole property of Resverlogix. Terms of the agreement include a deposit and success payments, as well as provisions for ongoing royalties. Resverlogix is fully compensated for all lab work and development costs.

In September 2004, Resverlogix announced the filing of a patent application covering a novel anti-fibrotic therapeutic technology. This newest patent filing is based on novel intellectual property that was discovered while advancing research on Resverlogix's cancer program, known as TGF- Beta Shield™. This advancement of TGF-Beta Shield™ technology into fibrotic diseases represents Resverlogix's third major therapeutic area in which the Corporation has established intellectual property.

On November 23, 2004, the Corporation closed a $7,918,899 Brokered Private Placement. Resverlogix issued 2,639,633 common shares at $3.00 per common share, which was the first tranche of an announced total financing of $11 million. As a continuation of the previously announced $11 million placement, on January 7, 2005, the Corporation closed a $3,081,099 Brokered Private Placement. Resverlogix issued 1,027,033 common shares at $3.00 per common share.

On January 17, 2005, Resverlogix listed its common shares on the TSX. This graduation from TSX Venture Exchange to the TSX was an achievement of a business milestone that the Corporation had set to broaden its shareholder base. The share trading volume since being listed on the TSX has increased over 100% as compared to the last 3-month average just prior to being listed on the TSX.

On February 07, 2005, Resverlogix Inc. and Resverlogix Corp. were amalgamated under "Resverlogix Corp." pursuant to subsection (184)(1) of the *Business Corporation Act* (Alberta). On February 11, 2005, the Corporation created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the *Business Corporation Act* (Alberta). On July 05, 2005, the Corporation changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

During the year, the Corporation announced a request for proposal (RFP) process with several leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS™ technology in cardiovascular disease. Resverlogix also announced the Corporation is focusing its candidate selection to two specific groups although it will not disqualify any candidate until the Corporation can officially conclude a formal agreement.

Significant Acquisitions

In May 2003, Resverlogix completed an intellectual property acquisition of a cancer suppression therapy from its co-discoverers Dr. Norman Wong, an insider of the Corporation, and Dr. Koichiro Mihara. The technology is in the area of cancer therapeutics and involves stimulating the immune system to kill cancer cells. The acquisition involved a payment of $100,000, issuance of 2,000,000 Series A preferred shares and a royalty agreement based on future licensing fees.

The convertibility of the preferred shares to Common Shares and royalty fees are subject to the Corporation completing a licensing deal on or before June 23, 2008. If the Corporation completes a licensing deal prior to June 23, 2008 then both the royalty fee agreement and the eligibility of preferred shares for conversion will expire on June 23, 2013. The royalty agreement states that the discoverers are eligible to receive 10% of the license fees earned up to $20 million and 20% on funds in excess of $20 million. Each preferred share will be convertible into one Common Share of the Corporation for every $4.00 in licensing fees in excess of $2 million received from the cancer therapy. This conversion formula is reduced by a ratio defined in the agreement should the price of Common Shares be above $2.00 at time of conversion.

In October 2004, the Corporation acquired the license right to an issued patent which expands the number of proprietary compounds that the Corporation can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration, the Corporation paid an initial license fee of U.S. $25,000. In addition, should the Corporation choose to select a compound protected by the patent as a nutraceutical in a commercial context, the Corporation is required to make an additional one-time payment of U.S. $50,000. Should the Corporation choose to select a compound protected by the patent as a pharmaceutical compound and proceed into regulatory approved Phase I Clinical Trial, then a one-time payment of U.S. $300,000 is required to be paid.

Trends

The industry for the treatment of cardiovascular diseases has been focused on lowering HDL, however the industry is seeing a shift in focus directed at HDL therapies. Treatment for dyslipidemia was the top selling drug therapy class in 2004 with sales of US $30 billion. Statins, the most effective pharmacological means of lowering LDL cholesterol account for over 80% of the prescriptions within this category. The second and third biggest selling drugs in this category (Merck's *Zocor* and BMS's *Pravachol*) will have their patents expire in 2005 and Pfizer's *Lipitor*, the world's biggest selling drug with 2004 sales of $US 10.9 Billion, will have its patents expire in 2010. A strategic imperative for these leading pharmaceutical firms is to introduce a new category of drugs that will supersede statins in addressing the huge and still growing medical unmet need in the dyslipidemia market segment. Recent landmark clinical studies indicate that focus on increasing ApoA1/HDL levels will have a superior effect in reducing risk of mortality by virtue that they have the ability at reverse plaque levels of patients. Resverlogix, with it expertise in ApoA1/HDL enhancement therapy and its broad patent portfolio is ideally positioned to capitalize the largest market segment in the $500 Billion life sciences industry, global pharmaceutical market.

For an outline of further trends, commitments, or uncertainties associated with the Corporation's operations, reference is made to Management's Discussion and Analysis of the financial condition and results of the Corporation's year ending April 30, 2005, which is filed on www.sedar.com.

3. NARRATIVE DESCRIPTION OF BUSINESS

Overview

Resverlogix Corp. focuses on the development and commercialization of new technologies for the treatment of CVD, cancer and fibrotic diseases, while pursuing revenue opportunities in other sectors based upon its scientific expertise. The Corporation is committed to applying innovation, integrity, ethics, and sound business principles in its approach to deliver solutions for the reduction of unmet human diseases.

The Corporation's lead technology program, NEXVAS™ is focused on therapeutic agents that increase ApolipoproteinA1 (ApoA1) that increases high-density lipoproteins (HDL). NEXVAS™ ApoA1 therapy is expected to offer substantial advantages over current treatments currently available for patients suffering from dyslipidemia. NEXVAS™ also holds promise in certain applications for the nutraceutical market.

Resverlogix's priority in the next 12 months is to develop NEXVAS™ technology, as the Corporation believes that the area of cardiovascular research is and will continue to be in strong demand due to the shift in focus from LDL reducing drugs to HDL increasing technology.

The Corporation's second technology program, TGF-Beta Shield™, is a Transforming Growth Factor-beta (TGF-β), a growth factor that regulates cell proliferation and differentiation, suppression therapy which uses an adoptive immunotherapeutic approach as a potent anti-cancer treatment. The Corporation plans to advance this technology with further animal model validation and toxicology studies to reach the IND filing stage. The Corporation is currently developing TGF-Beta Shield™ in other important life science markets, such as proliferative disorders (fibrosis), where critical current unmet medical needs still persist. In addition, the Corporation plans to continue pre-clinical development of TGF-Beta Shield™ for this therapeutic area.

Corporation's Business Model

The Corporation operates from a business model in which it positions itself as a research and development company focused on the development of novel technology platforms for important medical markets with unmet needs. The Corporation will look for licensing opportunities and alliance partners that are best suited to bring these technology platforms to successful end stage market use, including potential standstill agreements with a partner to share exclusive R & D progress for a fixed evaluation period.

The Corporation's management will continue to determine what commercial opportunities will achieve the highest projected rate of return on shareholder's investment at any given point through the development of its research technology. The option of developing technologies into the latter stages of clinical trials may be pursued. However, the Corporation is most likely to position itself to eliminate the expensive development costs of later stage clinical trials. The Corporation will focus on the early stages of drug development up to IND application and Phase I in human studies.

NEXVAS™ Cardiovascular Disease Therapy

Biology of Cardiovascular Disease – Cholesterol



For nearly half a century, CVD has been the number one cause of mortality and morbidity in the United States and in most of the Western world, exceeding cancer. In the United States CVD's affect more than 70 million Americans and the estimated economic impact on the health care system is $393B annually. The most prominent form of cardiovascular disease is atherosclerosis, and according to the American Heart Association, atherosclerosis is the leading cause of death and disability in the United States. One of the key components of atheroscelerosis is the buildup of sticky deposits (plaque) in the artery walls. This occurs when there is too much cholesterol in the blood. These plaques narrow the artery, and obstruct or even block the flow of blood to the heart, brain, and other organs. At its worst, atherosclerosis can lead to heart attacks. In United States, approximately 1.1 million people had heart attacks (or "myocardial infarctions") in 2002, and approximately 250,000 died.

While the exact events that lead up to a heart attack are just beginning to be understood, recent findings suggest that one occurs when a cholesterol-laden atherosclerotic plaque ruptures causing blood passing through the artery to clot. The blood clot will then clog the artery, and stop blood from flowing to the part of the heart that it supplies. Although no types of cholesterol plaque are thought beneficial, one particular type - "vulnerable unstable plaques" - is thought to cause over 80% of heart attacks. These plaques are particularly susceptible to rupture because they contain a very large lipid core, surrounded by a very thin fibrous cap.

One of the most successful strategies for preventing heart attacks is the proper management of cholesterol levels. By keeping cholesterol low, the lipid core of the vulnerable plaques does not form, or remains small, and therefore the likelihood of a rupture is decreased.

In the context of atherosclerosis and cardiovascular disease, cholesterol has been commonly misunderstood. However, cholesterol is actually vital to a person's life and is essential to the proper functioning of a person's cells. Cholesterol is a main constituent of cell membranes, for example, and without a sufficient amount cells would not survive. Cholesterol is also one of the main building blocks of many of the body's messengers such as hormones. Because of its importance to basically all cells in the body, the body has developed a sophisticated system to ensure a sufficient supply. The body actually has two sources of cholesterol. Although some is derived from the diet and food that is eaten, a large amount is also produced within the body's own cells and organs via natural synthesis in the liver and intestines. Cholesterol is transported throughout the body in the blood, where it is carried by special molecules called lipoproteins. The transport of cholesterol is actually a very tricky problem, because cholesterol itself is "lipophilic", meaning that it is not very soluble in water and hence can't simply be dissolved in the blood. Lipoproteins are quite ingenious carriers for cholesterol. Lipoproteins have a hydrophobia lipid core surrounded by proteins and polar lipids. The protein coat is made up of special proteins called apolipoproteins that contain very hydrophilic, or water soluble, regions. On the inside of the lipoprotein is the lipid (also known as "fat") core, where the cholesterol ester sits. The apolipoprotein coat allows the cholesterol to be dissolved in the blood, and hence carried by it throughout the body. The composition of these particles can be compared to the candy 'Smarties™'- the candy coating is equivalent to the protein make up of the particle and the chocolate inside are the lipids, including cholesterol.

Low density lipoproteins (LDL) particles are very large, and contain a significant amount (~40%) of cholesterol. These carriers are thought to be mainly responsible for taking newly produced, or newly eaten cholesterol from the gut to the other organs of the body. LDL levels correlate with the amount of cholesterol being eaten or produced by the body. The more LDL there is, the more cholesterol there is sloshing around in a person's arteries, and hence the higher the chance of some of that cholesterol coalescing to form a plaque. High density lipoprotein (HDL) removes excess cholesterol from the organs and arteries, and transports it back to the liver for elimination from the body. HDL is involved in the process of clearing the arteries, and removing cholesterol from the body. HDL's action of bringing the cholesterol from the arteries, back to the liver, is known as Reverse Cholesterol Transport (RCT). The more HDL there is, and the more RCT there is, the better the body is at keeping the arteries clean.


LDL Deposits Cholesterol
Current Therapies Block LDL Production in Liver
LIVER
HDL Removes Cholesterol
NEXVAS™ Program Compounds Increase ApoA1 Synthesis
Cholesterol is excreted from the body after being metabolized by the liver
LOW-DENSITY LIPOPROTEIN
HIGH-DENSITY LIPOPROTEIN
ARTERY
Discoidal HDL
Mature HDL
CHOLESTEROL DEPOSIT
LDL Depositing Cholesterol in Arteries Increasing risk of Atherosclerosis
HDL Removes Cholesterol from Arteries Atherosclerosis Protection and Regression

Figure 2: Image of Reverse Cholesterol Transport (RCT)

In most young, healthy people there is a tight balance between the amount of cholesterol that is delivered to the arteries and organs by LDL, and the amount that is subsequently cleared by HDL. However, as people age or eat too many cholesterol laden foods, an imbalance can develop where there is too much cholesterol being deposited in the arteries and organs by LDL, and too little being cleared by HDL. In particular, if there are too high levels of LDL, and too low levels of HDL, then cholesterol can accumulate in the artery walls, and atherosclerotic plaques form.

Cholesterol Current Market

Many therapeutic strategies to prevent cardiovascular disease and atherosclerosis center on controlling cholesterol levels. Low cholesterol, low fat diets are often recommended for people at risk of a heart attack. The "statins", such as Lipitor and Zocor, are the most widely prescribed therapeutics for the management of high cholesterol. Statins, focused on decreasing LDL, is one of the fastest growing therapeutic class within the dyslipidemia market, with $26.6 billion (US) in sales in the year 2004, an increase of 11.8% from prior year.

Table 1: Cholesterol Drug Market with current Statin Drugs

Pharmaceutical Company	Product	2004 Annual Sales ($US)	Patent Expiry
Pfizer	Lipitor	$10.9 Billion	Dec. 2010
Merck	Zocor	$5.2 Billion	Dec. 2005
Bristol-Myers Squibb	Pravachol	$2.6 Billion	Oct. 2005
Sankyo	Mevalotin	$1.9 Billion	July 2003
Schering-Plough	Zetia	$1.0 Billion	Oct. 2007
Astra-Zeneca	Crestor	$0.9 Billion	June 2012
Others	-	$4.1 Billion	-
Total		$26.6 Billion	

SOURCE: Company info, Med Ad News and IMS data

As noted above in Table 1, the second and third biggest selling drugs in this category (Merck's *Zocor* and BMS's *Pravachol*) will have their patents expire in 2005 and Pfizer's *Lipitor*, the world's biggest selling drug with 2004 sales of $US 10.9 Billion, will have its patents expire in 2010, but are likely to file new patents on additional therapeutic aspects to extend the patent life, known as Layering. Japanese firm Sankyo is marketing a reformulated Pravachol under their mark Mavalotin whose patent has already expired. Therefore, these pharmaceutical firms are expecting competition from generic statins and over-the-counter (OTC) name brands in the near future. It is assumed that price competition and significant drop in volume for brand-name drugs will be the consequence by the introduction of OTC drugs in this category. A strategic imperative for these leading pharmaceutical firms is to introduce a new category of drugs that will supersede statins in addressing the significant and still growing unmet medical need in the dyslipidemia market segment.

Recent landmark clinical studies indicate that focus on increasing ApoA1/HDL levels will have a superior effect in reducing risk of mortality by virtue that they have the ability to reverse plaque levels of patients. Resverlogix, with it expertise in ApoA1/ HDL enhancement therapy and its broad patent applications are ideally positioned to capitalize in this market.

Market size - growth rate

The cholesterol lowering drug category has experienced double digit growth rates in the last few years. The year over year growth rate in 2002 was 12%, in 2003 was 10% and in 2004 as mentioned above was 11.8%. There is a realization within major developed countries that the aging demographic profile and the inactive lifestyle of the new generations are creating a significant health concern in terms of cardiovascular risk and cholesterol management. As such, many national governments are actively recommending to their medical communities proactive management of cholesterol issues. This is also highlighting that the respective populations may not have been adequately diagnosed and treated. For example, a study of the U.S. market utilizing 2002 data indicated that only 49% of dyslipidemia patients are diagnosed as having dyslipidemia and only 47% of those patients diagnosed are treated with prescription drugs. The focus by national health care systems to treat both the "undiagnosed" and the "untreated" patients to reduce the overall burden of CVD is expected to create a greater demand for cholesterol reducing drugs.

Furthermore, it is expected the new emerging middle classes in developing countries such as China, India, Russia and Eastern Europe will create an expanded market demand. In summary, market forces indicate that this observed double-digit growth rate for cholesterol management therapy is likely to continue into the future to maintain its status as the number one therapy class within the $US 550 billion global pharmaceutical industry.

Biology of High Density Lipoproteins (HDL) and Apolipoprotein A1

The major protein component of HDL is a 28kDA protein called ApoA1, which accounts for 70% of the total HDL particle. The abundance of this protein predicts the amount of HDL in the blood. ApoA1 alone or as part of HDL has anti-atherogenic properties. Patients showing elevated levels of ApoA1/HDL have a decreased risk of CVD regardless of their total cholesterol level.

Several recent clinical studies have supported the role of HDL in clearing cholesterol from the body, and thus decreasing the risk of heart disease. For example, low levels of HDL are known to be a risk factor for heart disease, and a study recently completed at the Cleveland Clinic suggested that people with low HDL have a lower survival rate following coronary artery bypass surgery. The Veterans' Affairs Cooperative Studies Program showed that men who took a lipid regulating drug for five years had a 6% increase in HDL levels, resulting in a 22% risk reduction in death due to coronary artery disease, heart attack, or stroke.


ApoA1
Apo E
Phospholipid
Cholesterol Ester
Apo C
ApoA-II
Unesterified
Cholesterol
Triglyceride
ApoA1
Apo C

Figure 3: Resverlogix Model of High Density Lipoprotein

Resverlogix's NEXVAS™ Program

Resverlogix is focused on developing a physiological approach to increase ApoA1 and HDL plasma concentrations for the treatment of cardiovascular diseases.

The Corporation has employed an ApoA1 assay in ongoing compound screening efforts to identify therapeutic candidates that may increase serum HDL and regulate reverse cholesterol transport in the human patient. The assay is a laboratory test to identify and measure the ability of a small molecule (or compounds) to regulate ApoA1 expression. Several novel classes of small molecules have been identified that modulate the expression of ApoA1. Current efforts are focused on generation and optimization of select compounds for efficacy, pharmacokineteics, and toxicology in various animal models. Resverlogix has engaged leading experts and research institutions to further develop scientific evidence in well-established animal models to provide additional *proof-of-principle* experiments. For example, Resverlogix has entered into a collaboration agreement with Dr. Prediman K. Shah at Cedars-Sinai Medical Center in Los Angeles, California. Dr. Shah is world-renowned and is the Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai.

Resverlogix is advancing NEXVAS™ through lead selection and with the goal of an investigational new drug application for Phase I clinical trials. Resverlogix's NEXVAS™ small molecule program has the potential capability to become a leading force in the newly emerging market of ApoA1/HDL therapy and represents an unprecedented opportunity in the largest life science market in the world.

Cancer Suppression Therapy

Transforming Growth Factor-beta (TGF- β)

Transforming Growth Factor-beta (TGF-β) is an essential growth factor that regulates cell proliferation, differentiation and the extracellular matrix. Utilized by cancer cells to evade the immune system, TGF-β actively suppresses the growth and expansion of cancer killing immune cells. Secretion of this growth factor into the extracellular matrix surrounding carcinogenic cells helps to cloak their presence from the immune system. TGF-β also plays a key role in initiating the cascade that culminates in wound healing. Deregulation of TGF-β signaling can result in the excessive deposition of the extracellular matrix and formation of pathological scar tissue. Resverlogix's TGF-β Shield™ Program has discovered a naturally occurring TGF-β inhibitor that selectively blocks the activation of TGF-β, with applications to the treatment of cancer and fibrotic diseases.


Lymphocyte
TGF-β Shield
Cancer Cell
TGF-β

CANCER

Cancer is a group of diseases characterized by uncontrolled cell proliferation and growth. TGF-β (red particle) is secreted from cancer cells to inhibit the cancer killing activity of lymphocytes (green particle). The image illustrates TGFβ Shield™ (blue particles) blocking the activity of TGF-β, thereby enhancing the body's natural cancer killing response.

The Biology of Cancer

Cancer is a group of diseases characterized by uncontrolled cell division that arises from spontaneous or inherited mutations to the cellular genome. The resulting unchecked growth and proliferation gives rise to abnormal cells that have the ability to invade surrounding tissues and migrate to other sites in the body to form tumors. Normally a target for the immune system, cancer cells have evolved a number of mechanisms to evade host defenses, and suppress the immune systems cancer killing activities.

Cancer Market Snapshot

According to the American Cancer Society, over 570,000 people will die of cancer in the United States in 2005, and more than 1,300,000 will be diagnosed with the disease. Cancer is the second leading cause of death in the United States. The National Institutes of Health estimated overall annual costs for cancer to be at US $171.6 billion (2002). Direct medical costs account for approximately US $61 billion. Indirect cancer costs, which account for cost of low productivity due to illness and premature death, are estimated at US $110.7 billion. In addition, the market for cancer therapeutics is growing at approximately 15% annually, and is expected to reach $50 billion in the United States and $100 billion globally, by 2010.

Cancer Treatment

Due to the variety of organs afflicted by cancer, as well as the large number of characterized mutations associated with each, choosing the best course of treatment depends on numerous factors. Cancer treatments can generally be categorized into four main groups: surgery, radiation, chemotherapy and novel therapies. Resverlogix is pursuing one such novel approach for the treatment of cancer.

Resverlogix's TGF- β Shield™ Oncology Program

The TGF-β Shield™ Oncology Program is focused on the development of a therapeutic approach that enhances the body's ability to launch a natural immune response against cancer. Resverlogix has identified a protein found in human blood, which has the ability to antagonize cancers inhibitory activity on the immune system. This approach, known as adoptive immunotherapy, utilizes an individual's own white blood cells coupled to this protein to enhance the body's inherent ability to kill cancer cells. When these empowered cells are administered to a patient, the patient's immune system becomes much more effective at detecting and destroying cancer.

To date, Resverlogix has tested this therapeutic approach in tissue culture and in animal models. Studies on both human and mouse cells demonstrate that the TGF- β Shield™ therapy blocks the immunosuppressive activity of TGF- β and promotes the desired proliferation of cancer-killing lymphocytes. Resverlogix is currently completing animal studies in preparation for pre-clinical testing. Resverlogix's primary focus is to prepare the technology to enter human clinical testing. In order to achieve this, Resverlogix intends to complete additional animal model studies, optimize administration, and carry out the necessary pre-clinical toxicology studies required by the FDA. Resverlogix has filed patent applications to protect the intellectual property underlying this therapy and plans to strengthen and broaden technology protection as opportunities arise.



FIBROSIS:

The wound healing process is the body's natural and beneficial response to tissue injury. Inappropriate triggers can lead to a failure to terminate the response giving rise to tissue fibrosis; the replacement of normal tissue with scar tissue leading to organ failure and death. Fibrotic disorders account for over U.S. $20 billion in annual health costs in North America.

The Biology of Fibrotic Diseases

The wound healing process is the body's natural and beneficial response to tissue injury, resulting in the healing or repairing of affected tissues. Inappropriate triggers however, can result in a failure to terminate the activity of growth factors such as TGF-β, resulting in excessive scarring and eventual tissue fibrosis. The subsequent replacement of normal tissue with scar tissue can lead to organ failure and death. Fibrotic diseases are estimated to represent the third largest disease category representing billions of dollars in direct and indirect costs to health systems globally. In fact, fibrotic disorders account for over US $20 billion in annual health costs in North America. Empirical evidence has shown fibrosis to be a major cause of morbidity and premature mortality.

Fibrotic Disease Treatment

Current therapies for fibroproliferative disorders usually include anti-inflammatory drugs, which are palliative at best and fail to address the fibrotic process that causes disease progression. Recent advances in understanding the molecular biology of fibrosis and manipulation of gene expression in injured tissues, provide new opportunities for elucidation of the disease process, and, more importantly, potential therapeutic targets. Resverlogix is addressing the unmet need for a safe and effective anti-fibrotic therapy that delays disease progression and reduces mortality.

Resverlogix's TGF- β Shield™ Fibrotic Disease Program

Resverlogix has discovered a new technology platform for the treatment of fibrotic diseases. Using the TGF- β Shield™ technology, Resverlogix is developing novel therapies aimed at the prevention and reduction of fibrotic damage in organs such as the eye, heart, kidney, lung and liver. The Corporation has filed patent protection for this novel technology platform. Resverlogix will further develop this technology in response to interest in the innovative pharmaceutical industry for novel therapies in these important disease target areas.

Drug Discovery Process

The Corporation has chosen to operate in the CVD, cancer and fibrotic disease market areas by focusing on the stages of preclinical development and up to Investigational New Drug (IND) or Phase I Trials. They are:

1. Drug Discovery;
2. Proof of concept;
3. Patent and intellectual property protection;
4. Lead selection testing;
5. IND Application; and
6. Phase I Trials.

The Corporation believes that its existing technologies represent market opportunities that third party companies will be interested in licensing in order to further it through phase trials and to market. Should licensing be successful, the third party pharmaceutical company will be on-track to complete the latter stages of development:

Phase I Trial – safety and dosage;
Phase II Trial – efficacy demo and safety;
Phase III Trial – large group use study;
NDA/BLA – New Drug Application/Biologics License Application; and
Phase IV – Open market testing and sales.

The Corporation believes its technology platform has potential for broad application to several aspects of commercialized biotechnology. A key milestone for the Corporation is to reach IND status by completing the respective government (USA, UK, and Canada) studies required as part of the application. IND clinical trials and status create added value of assets as they relate to future licensing agreements.

The Corporation is a research and development company that presently does not intend to evolve itself as a pharmaceutical company. The Corporation's main development strategy is in the business of technology sales as opposed to product sales. The Corporation will ensure that technology will be delivered as soon as possible. Research will continue into related new technologies in order to expand its discoveries and respective IP.

A recent study by the Tufts Center for the Study of Drug Development estimates the average cost of taking a drug from early research and development to market is $897 million. As well, clinical trial times have increased to an average of 74 months, not including FDA approval time which averages an additional 19 months. Facing the high cost and lengthy nature of the drug commercialization process, it is no surprise that many biotechnology companies have found it a challenge to fund clinical development.

Many factors add to the risk of funding clinical trials for a New Drug Application, with the primary risk being the skyrocketing costs of initiating and completing the trials. During the 1990's the cost of clinical trials increased an average of five times faster than the cost of preclinical trials. On average one in five Investigational New Drugs are approved for market; with only one in three generating earnings which exceed the average cost of research and development. This means that only one out of 15 drugs which enter Phase I trials will repay their research and development costs through marketplace revenues.

While licensing revenue often exceeds the costs of clinical trials after Phase III completion and subsequent milestone payments, four out of five drugs will not reach this stage. It is with this in mind that the Corporation has adopted a conservative preclinical licensing strategy developed to offset the cost of human clinical trial studies.

Licensing Strategy

By focusing on the development of its products from discovery to Phase I, the Corporation's strategy is to develop a portfolio of drugs to be licensed at the Mid Stage (IND or Phase I) at manageable and recoverable cost to the Corporation.

The Corporation believes that due to the potential profitability for both the Corporation and its pharmaceutical licensing partner, a preclinical licensing agreement would produce the optimal revenue vs risk ratio and time factors involved in developing a drug to the clinical trial stage. By pursuing a preclinical licensing deal for one or more novel compounds, the Corporation's aim will accomplish the following objectives:

- Minimize the risk to investor capital.
- Generate revenue in as short a time as possible.
- Maximize return on investment.

In arriving at a business strategy to license at Mid Stage, the Corporation undertook modeling of various probability scenarios of product success and risk of failure at each phase of clinical trials to determine the ultimate expected value return to shareholders. Industry averages and internal estimates were used for potential outcomes. The Corporation concluded that the highest percentage return on invested capital is generally achieved by undertaking a licensing agreement at preclinical or Phase I stage.

Furthermore, in order to validate its management strategy, the Corporation analyzed comparable preclinical deals which have taken place recently that are similar in structure and licensing as those anticipated by the Corporation. Some of these industry deals involved products and technologies in the fields of cardiovascular disease and oncology, others involve less lucrative markets.

A pre-clinical partnership arrangement includes the possibility of negotiating a standstill agreement whereby the Corporation is undertaking to share research and development progress on certain products on an exclusive basis for a set period in return for a significant upfront fee. Resverlogix may also pursue a standard licensing agreement for its technologies as well.

Intellectual Property and Patents

Resverlogix devotes significant resources to ensure that whenever possible, patent protection surrounds its core areas of business. Resverlogix's patent management and strategy is integrally linked to the Corporation's business and research strategy, as all aspects of development are eventually dependent on adequate intellectual property protection. The strategy is focused to ensure that substantial patent protection surrounds the Corporation's core areas of business to preserve exclusivity. The primary goal is to broaden and deepen the Corporation's existing intellectual property portfolio with appropriate patent protection on discoveries while controlling public disclosures. Resverlogix's current intellectual property portfolio is designed to facilitate future strengthening of the Corporation's intellectual property. The Corporation's primary focus is on obtaining protection in the Untied States, Canada, and throughout the world via the Patent Cooperation Treaty. In addition the Corporation is receptive to the in-licensing of related intellectual property capable of furthering the goals of the Corporation.



Resverlogix has an extensive estate of patent pending applications related to its product pipeline. These applications have broad and specific claims relating to the methods of use and the composition of its products. The image illustrates that unpublished patents (the part of the iceberg underwater) contains the breadth of Resverlogix patent estate.

Resverlogix undertakes defensive and offensive strategies with a key focus on establishing timely patent filings in order to mitigate potential exposure and to give Resverlogix a competitive advantage in the areas of ApoA1/HDL therapies, Cancer and Fibrotic Diseases. Resverlogix has two main research programs which are supported by national and international filings that comprise both granted patents and applications for key properties. These include basic pharmaceutical composition of matter patents, method of use and method of treatment patents; further breakdown of these technology and intellectual property assets include, but is not limited to four groups which are supported by patents, patent applications, continuances-in-part and trademarks:

NEXVAS™ Research Program:

1. NEXVAS Cardiovascular Program
2. NEXVAS Alternate Indications

TGF-β Shield™ Research Program:

3. TGF-β Shield Cancer Program
4. TGF-β Shield Fibrotic Disease Program

Resverlogix believes that the unpublished patent applications have the greatest potential value.

NEXVAS™ Research Program:

In the field of small molecules for the treatment of cardiovascular disease, Resverlogix's filings to date have been primarily focused on ensuring the freedom of Resverlogix to practice its inventions, though at the same time ensuring protection of its lead compounds. A group of filings have been made which describe ten core compound structures and derivatives based upon modification of the surrounding molecular components. The number of compounds described by the optional groups surrounding the core molecule is numerous. In addition, the Corporation has undertaken patent filings which describe the utility of specific permutations and functional groups that have been identified in Resverlogix's studies.

Those patents which are in the Corporation's best interest to prosecute will be done so through the USPTO, and through the Patent Cooperation Treaty, extending intellectual property rights throughout most of the world.

TGF-β Shield™ Research Program:

In the field of cancer research, Resverlogix's intellectual property has been focused on protection of its unique cancer therapy. The technology, relating to an antagonist of TGF-β, has shown promising results in the Corporation's initial investigations, and is currently the subject of patent applications. Further research in the area has indicated application to fibrotic disease, providing an opportunity to establish a strong position in addition to the original cancer therapeutic possibilities. The parent application for these therapies has been filed as a utility application with the USPTO and PCT. As we increase the efficacy of our therapeutic approach, the Corporation will file additional patents to cover refinements of the protocol.

While the primary research focus remains the identification and further development of drug candidates that increase the expression of ApoA1, the Corporation proactively ensures that all essential elements of the core business are protected so that the intellectual property portfolio continues being the strongest and most valuable asset of the Corporation.

Employees

As at April 30, 2005, the Corporation employed 18 full time management, scientific and administration employees. Tables 1(a) and 1(b) summarize Resverlogix's key management and scientific employees; specifying name, occupation, credentials and past experience.

Table 1(a)

Primary Management Employees	**Position at Resverlogix**	**Credentials & Past Experience**
Donald McCaffrey	Co-Founder, President, Chief Executive Officer	▪ 23 years experience in international conference development ▪ Former President of BioFuture Conferences: a national event, hosting biotechnology researchers, financiers & industry speakers ▪ Director of BioCellogix Inc. a biotech R&D conference company ▪ Director of Stem Cell Therapeutics ▪ Ernst & Young Entrepreneur of the Year Nominee – 2004 & 2005
Hiran Perera	Chief Financial Officer	▪ B.Comm, MBA & Certified Management Accountant ▪ Previously took a telecom service provider public as the CFO ▪ 15-year career at Rogers Wireless in various senior capacities. Last role was General Manager of Resale
Ken Lebioda	VP Business & Market Development	▪ 18 years in management positions with Bristol Myers Squibb, Hoechst Marion Roussel & Marion Merrell Dow in the areas of Sales, Business Development, Regulatory Affairs, Reimbursement & Market Access, Government Affairs & Group Payer Relations in developing leading global pharmaceutical products

Table 1 (b)

Primary Scientific Employees	Position at Resverlogix	Credentials & Past Experience
Dr. Norman Wong	Co-Founder & Chairman of the Scientific Advisory Board	▪ B.Sc., M.Sc., M.D. & F.R.C.P.(C) Professor, Departments of Medicine, Biochemistry, Molecular Biology, & the Director of Libin Gene Therapy Unit, Associate Vice President (Research & International), University of Calgary. ▪ Specializations: Endocrinology, Internal Medicine, and Gene Therapy & Regulation ▪ Director of Resverlogix's Apolipoprotein AI Program and TGF-beta Oncology Program. ▪ Former medical consultant to Eli Lilly, Merck, GlaxoSmithKline, Solvay Pharmaceuticals & Abbott Laboratories.
Dr. Jan Johansson	Senior VP Clinical Affairs	▪ M.D. & Ph.D. from the Karolinska Institute in Stockholm, Sweden ▪ Co-founder, VP, Clinical Affairs & Senior Clinical Research Fellow of Esperion Therapeutics, Inc. ▪ VP, Clinical Research & Development, at Lipid Sciences, Inc. ▪ Prior Chief Medical Officer at Nuvelo Inc.
Dr. Ravi Jahagirdar	Director of Laboratory Operations & Pharmacology	▪ M.Sc. & D.V.M. ▪ Former Principal Research Associate- Metabolic Disease Program with Tularik Pharmaceutical Company ▪ Former Research Associate at the University of Regina in Bacterial Toxin Secretion
Fabrizio Chiacchia	Director of Product Development	▪ B.Sc. & Masters in Biomedical Technology, University of Calgary. ▪ Master's Thesis: "Intelligent Drug Design of ApolipoproteinA1 Drug Regulators" ▪ Expertise in Resverlogix Intellectual Property Management and Product Development
Dr. Henrik Hansen	Director of Chemistry	▪ M.Sc.- Danish Technical Institute, Denmark; Ph.D.- Lund University, Sweden; Postdoctoral Fellow- University of California (Berkley) with Dr. P.A. Bartlett ▪ Former Research Scientist, Acadia Pharmaceuticals, in parallel synthesis & SAR development ▪ Adjunct Assistant Professor in Chemistry, Biochemistry & Molecular Biology at the University of Calgary
Dr. Ewelina Kulikowski	Director of Research Development	▪ B.Sc.- Cellular, Molecular & Microbial Biology ▪ Ph.D.- Department of Microbiology & Infectious Diseases; research examination of P53 mediated transcriptional regulation with Dr. Patrick Lee (one of Resverlogix's Board of Advisors)
Dr. Koichiro Mihara	Research Scientist	▪ B.Sc.- Shin-shyu University School of Technological Chemistry, Japan; M.Sc.- Osaka Prefecture University, School of Technology, Japan; Ph.D.- Kyoto University, Japan ▪ Co-discoverer of Resverlogix's TGF-beta Oncology Program. ▪ Research Associate, Departments of Biochemistry & Molecular Biology, University of Calgary

Risk Factors

An investment in the Corporation's common shares involves a significant degree of risk. The risk factors as disclosed in the section titled "RISK FACTORS" on pages 10 to 15 in the Corporation's Short Form Offering Document as filed on SEDAR www.sedar.com on December 8, 2003 are still relevant and remain unchanged. Prospective investors should carefully consider those risk factors, together with the information contained in this annual information form.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated.

	Twelve Month Period Ended April 30, 2005	Twelve Month Period Ended April 30, 2004	Twelve Month Period Ended April 30, 2003
Total revenues	$220,817	$24,137	$0
Net loss	$(3,578,984)	$(1,935,838)	$(734,973)
Basic and diluted (loss) per share	$(0.17)	$(0.12)	$(0.07)
Total book value of assets	$12,863,324	$3,697,259	$1,550,785
Total long-term debt	0	$32,930	$46,200
Working capital	$11,766,876	$3,095,097	$761,106
Shareholders' equity	$12,417,589	$3,563,343	$1,350,354
Shares outstanding at period end	23,242,614	18,382,415	14,882,280

Financial Information

The Corporation reports a financial year end of April 30. Audited Consolidated Financial Statements for the 12 month period ended April 30, 2005, which financial statements are incorporated herein by reference, and the two previously completed years are filed on SEDAR and available at www.sedar.com.

5. DIVIDEND POLICY

The Corporation has not declared or paid any dividends on its Common Shares in its past fiscal years or current financial year.

The Corporation intends to retain its earnings to finance growth and does not expect to pay dividends on its Common Shares in the near future. The Board of Directors will review this policy from time to time having regard for the Corporation's financial condition, financing requirements and other factors considered relevant.

Please refer to the Corporation's Management Discussion and Analysis for period ended April 30, 2005 as filed on SEDAR at www.sedar.com.

6. DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series. As at fiscal year ended April 30, 2005 the Corporation had 23,242,614 Common Shares, and 2,000,000 Series A Preferred Shares issued and outstanding. The Common Shares are the only shares entitled to vote, and holders of Common Shares are entitled to one vote for each Common Share held.

Each of the Series A Preferred Shares are convertible into Common Shares at a conversion rate of one Share for each $8.00 in licensing revenues earned by the Corporation over CDN $2,000,000 prior to June 23, 2013, and only if a licensing agreement is signed with a third party by June 23, 2008. The conversion formula is based on a share price of $1.60 and the conversion formula will be adjusted should the price of the Shares be above $2.00 at the time of conversion.

7. MARKET FOR SECURITIES

The Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol "RVX". The Corporation's securities are not listed on any stock exchange in the United States and there is no established trading market for the securities of the Corporation in the United States.

Trading Prices and Volume by Month for Fiscal Year Ended April 30, 2005

Month	High ($)	Low ($)	Close ($)	Volume
May – 04	2.50	2.00	2.10	186,600
June – 04	2.20	1.52	1.80	161,600
July – 04	2.42	1.65	2.35	397,500
Aug – 04	2.35	2.01	2.20	115,700
Sept – 04	3.26	2.10	3.10	339,700
Oct – 04	3.88	2.76	3.39	480,400
Nov – 04	3.40	3.11	3.24	283,200
Dec – 04	4.90	3.15	4.60	756,500
Jan – 05	6.40	4.40	5.25	676,200
Feb – 05	7.15	5.00	6.50	1,019,600
Mar - 05	9.50	6.10	7.85	1,680,800
April – 05	9.75	6.40	7.97	1,356,700

8. ESCROWED SECURITIES

At April 30, 2005, the Corporation had the following Common Shares escrowed pursuant to a Surplus Security Escrow Agreement dated April 25, 2003:

Designation of Class	Number of Securities Held in Escrow(2)(3)	Percentage of Class(1)
Common Shares	2,776,600	11.9%

Notes:
1) Calculated using 23,242,614 Common Shares issued and outstanding at April 30, 2005.
2) Valiant Trust Company is the Escrow Agent for the April 25, 2003 Surplus Security Escrow Agreement.

3) There are two releases remaining pursuant to the Escrow Agreement to occur October 24, 2005 and April 24, 2006.

9. DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the name, municipality of residence, position held with the Corporation and Principal occupation of each of the directors and senior officers of the Corporation. As well, the table indicates the year in which the particular individual became a director of the Corporation. The directors of the Corporation serve until their successors are elected or appointed.

The Board of Directors is composed of five directors. During the last five years, the persons listed below have been engaged in their current principal occupations or in other executive managerial capacities with the companies indicated opposite their names, except as otherwise indicated. The directors are elected annually by the shareholders and serve until the next annual meeting of shareholders unless their successors are duly elected or appointed prior thereto.

Name and Municipality of Residence	Position	Principal Occupation	Director Since
Dr. William A. Cochrane(1)(2) Calgary, Alberta	Director, Chairman	Dr. Cochrane is President and Director of W. A. Cochrane & Associates Inc. He serves on the Board of Oncolytics Biotech, Pheromone Sciences, Medicure, I.V.T. Technologies Inc. and QSV Biologics Inc. He served 10 years as the CEO and Chairman of Connaught Labs Ltd. and was on the Board of Stressgen Biotechnologies & Vasogen Inc. He acted as the Deputy Minister of Health Services, Government of Alberta, and was a former President, Vice-Chancellor and Dean of Medicine at the University of Calgary. Dr. Cochrane is an Officer of the Order of Canada, and a 2002 recipient of the Queens Golden Jubilee Medal.	2003
Donald J. McCaffrey(3) Calgary, Alberta	Director, CEO and Secretary	Mr. McCaffrey has been CEO of the Corporation since April 25, 2003, President of Resverlogix Inc. since 2001, and Director of BioCellogix Inc., a private biotech tradeshow company since 1999. Director of Stem Cell Therapeutics, (see "employee" section for more details).	2003
Wayne Chiu(1)(2) Calgary, Alberta	Director	Mr. Chiu, a Mechanical Engineering graduate from the University of Manitoba, is the founder, president, director and CEO of Trico Homes, building over 3000 single and multi-family homes in Calgary. He serves as a Director of the Professional Home Builders' Institute. He was awarded the "Immigrant of Distinction Business Award" by the Immigrant Aid Society & the "Generosity of Spirit Award" by the Association of Fundraising Professionals. Trico Homes was selected as one of "Canada's 50 Best Managed Companies." Mr. Chiu & Trico Homes support a myriad of causes, including the Kids Cancer Care Foundation of Alberta.	2003
Dr. Donald Rix(2)(3) Vancouver, B.C.	Director	Dr. Rix is chairman/co-founder/co-owner of MDS Metro Laboratory Services & Cantest Laboratory Service. On the Board of Directors for: Clera Inc., Perceptronics Medical Inc., Protox Therapeutics Inc., and QHR Technologies Inc. He is chairman of British Columbia (B.C.) Advantage Funds (VCC) Ltd., and Genome B.C. He is a board member of the Vancouver Art Gallery, Vancouver Opera Foundation, B.C. Medical Services Foundation, B.C. Children's Hospital Foundation & director of the Vancouver Board of Trade. He is chairman of the Board of Governors for the University of Northern B.C., and sits on advisory boards for both the University of B.C. and Simon Fraser University. Dr. Rix was awarded the Order of British	2003

		Columbia (June 2004), the Lifetime Leadership & Achievement Award from the B.C. Biotechnology Association (2001), and the Technology Impact Awards 2005 Bill Thompson Award from BC Technology Industries Association (June 2005).	
Whitney O. Ward[(1)(3)] Eagle, Colorado	Director	Mr. Ward founded Invesco Global Strategies, a global total asset allocation discipline designed for large institutional investors, and was a Global Partner of Invesco Realty Advisors, a worldwide investment management firm, from 1993 to January 2000. Mr. Ward holds a B.A., B.Sc. & M.A. from The University of Florida and has over 25 years of capital markets experience. He currently resides in the Vail Valley area of Colorado where he is owner and manager of two entities involved with real estate development projects.	2003
Hiran Perera Calgary, Alberta	Chief Financial Officer	CFO of the Corporation since April 25, 2003. CFO of Shift Networks from 2001 to 2002. Senior Management roles at Rogers Wireless from 1986 – 2001, (see "employee" section for more details).	N/A
Dr. Jan O. Johansson Milpitas, California	Senior VP Clinical Affairs	Sr. Vice President Clinical Affairs since March 2004. Vice President of Nuvelo from June 2003 to December 2003. Vice President Lipid Sciences from August 2001 to June 2003. Vice President Esperion from August 1998 to August 2001, (see "employee" section for more details).	N/A

Note:
(1) Member of the Audit and Finance Committee
(2) Member of the Compensation Committee
(3) Member of the Governance Committee

The directors, senior officers, and Dr. Norman Wong an insider of the Corporation, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 9,853,222 or 42.0% of the issued and outstanding Common Shares as of July 12, 2005.

The Corporation is required to have and has an Audit and Finance Committee. The Audit and Finance Committee consists of Mr. Ward, Mr. Chiu and Dr. Cochrane. The Corporation also has a Compensation Committee whose members consist of Dr. Rix, Dr. Cochrane, and Mr. Chiu, and a Governance Committee, whose members consist of Dr. Rix, Mr. McCaffrey, and Mr. Ward.

Form 52-110F1 Audit Committee

Audit and Finance Committee Charter

The Audit and Finance Committee will generally review the adequacy and effectiveness of the Corporation's system of internal controls, including internal controls over the accounting and financial reporting systems within the Corporation and internal information system controls and security. In particular, the Committee will:

a) examine and approve the objectives, co-ordination and scope of audits, including the overall audit plans of the external and internal auditors, the duties and responsibilities of the external and internal auditors and the timing and estimated budgets of the annual audits;

b) review the findings of the internal and external audits and management's response thereto and follow-up any identified issues;

c) provide a channel of communication between the external and internal auditors and the Board of Directors and meet separately on a regular basis with the external auditors, the internal auditors and senior management to discuss and review specific issues as appropriate;

d) review the independence of the external auditors, including the impact of any non-audit services performed for the Corporation by the auditors or any affiliate thereof on such independence, while ensuring that there is an effective working relationship between the external auditors and management;

e) approve the fees proposed by external auditors;

f) make recommendations to the Board of Directors as to the re-appointment or appointment of the external auditors of the Corporation and review the terms of the engagement. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and inquire as to the qualifications of the proposed auditors before making its recommendation to the Board of Directors;

g) review the independence, organizational structure and qualifications of the internal auditors;

h) review the annual financial statements of the Corporation together with the notes thereto, the interim financial statements, any prospectus and any other disclosure documents or regulatory filings containing or accompanying financial information of the Corporation;

i) review any changes in accounting practices or policies and the financial impact thereof and review any accruals, provisions, estimates or management programs and policies that may have a significant effect upon the financial statements of the Corporation;

j) review the findings or comments of any regulatory agencies concerning financial information of the Corporation;

k) review with management, the external auditors and internal and/or external legal counsel any claim or contingency that could have significant effect upon the financial condition or results of operations of the Corporation, the manner in which such claim or contingency is being managed and the manner in which it has been disclosed in the financial statements of the Corporation;

l) review the proposed appointments of the key financial executives involved in the financial reporting process of the Corporation, including particularly the chief financial officer;

m) receive and review periodic reports on the nature and extent of compliance with requirements regarding statutory deductions and remittances, the nature and extent of any non-compliance together with the reasons therefore and the Corporation's plan and timetable to correct any deficiencies;

n) review the policies and practices of the Corporation respecting cash management, use of financial derivatives, financing, credit, risk management and taxation;

o) review all proposed budgets and significant financing strategies or policies or proposed financing arrangements presented by management and review with management the budgets, financing plans and objectives of the Corporation;

p) review arrangements of the Corporation and its subsidiaries with any related party thereto and management's program to monitor compliance with proper business conduct; and

q) review and/or approve any other matter specifically delegated to the Committee by the Board of Directors and undertake on behalf of the Board of Directors such other activities as may be necessary or desirable in discharging its responsibilities to oversee the financial reporting process and to ensure with the assistance of the external auditors that proper accounting principles are being followed, that the total audit coverage of the Corporation is satisfactory and that adequate systems of internal controls have been implemented by the Corporation and are being effectively administered.

Pre-Approval of Audit Fees

The Corporation and its subsidiaries will not engage external auditors to carry out any Prohibited Service as defined in the CICA revised Rules of Professional Conduct.

The Board of Directors', upon recommendation from the Audit and Finance Committee, will consider the pre-approval of permitted services to be performed by the external auditors in each of the following broad categories:

- Audit Services
- Audit Related Services
- Tax Services

Engagements of external auditors will only commence subsequent to Board pre-approval of audit services, and only a member of the Audit and Finance Committee, or the President and CEO or Chief Financial Officer shall be authorized to request services of external auditors.

Composition of the Audit and Finance Committee

The Audit and Finance Committee is composed of three independent, unrelated directors – Mr. Whitney Ward as Chair, Dr. William Cochrane, and Mr. Wayne Chiu. All three members of the Committee are considered financially literate. A summary of the members' education and experience can be found at the beginning of this section (numbered 9), under the heading entitled: "Directors and Officers." Each of the members have held board and executive positions on behalf of several companies, and have a wealth of experience in leading and managing companies. The members have an in-depth understanding of accounting principles and have the proficient ability to audit, analyze and evaluate financial statements and internal controls and procedures for financial reporting.

Audit Fees

For fiscal year ended April 30, 2005, the audit fees are estimated to be $39,544. For fiscal year ended April 30, 2004, the Corporation paid $25,000 in audit fees.

Tax Fees

For fiscal years ended April 30, 2005 and April 30, 2004 the Corporation paid $9,700 and $9,450 respectively to KPMG LLP for tax advisory services.

All Other Fees

For fiscal years ended April 30, 2005 and April 30, 2004 the Corporation paid $nil and $1,200 respectively to KPMG LLP for accounting advice on valuations.

Scientific Advisory Board

Dr. Norman C. W. Wong, M.D., FRCP(C)
Chairman of the Scientific Advisory Board and Co-Founder

See "employee" section for further details.

Dr. Lawrence Chan, M.D., D. Sc.

Dr. Lawrence Chan is a Professor in the Departments of Medicine and Molecular & Cellular Biology at the Baylor College of Medicine in Houston, Texas. He is the Rutherford Chair for Diabetes Research and the Chief of the Endocrinology Section of the Department of Medicine. Dr. Chan is recognized as an expert in the genetics of atherosclerosis and lipid disorders. Dr. Chan was the recipient of a MERIT Award from the National Institute of Health and is the principal investigator of four NIH grants including a NIH special center of research grant on gene therapy and cardiovascular disease. He has received numerous national and international honors and awards from organizations including the American Heart Association and the Juvenile Diabetes Association. He is also a member of the American Society for Clinical Investigation and a Fellow on the Council on Arteriosclerosis, of the American Heart Association.

Dr. Jacques Genest Jr., M.D., FRCP(C)

Dr. Jacques Genest Jr. is currently the Director of Cardiology at McGill University. While working with the Clinical Research Institute of Montreal he served as the Director of Cardiology from 1991-2000 in addition to being the Director of the Cardiovascular Genetics Laboratory from 1992-2000. Dr. Genest is widely regarded as an authority on cardiovascular disease, specializing in the study of lipoproteins. He was recently credited with the discovery of the genetic defect that causes High-Density-Lipoprotein deficiency. Dr. Genest is currently on the Scientific Advisory Board of Geneka, a Montreal based genomic and proteomic company, and Liponex, a pharmaceutical research company in Ontario.

Dr. Patrick Lee, Ph.D.

Dr. Patrick Lee earned both his B. Sc. and Ph.D. in biochemistry at the University of Alberta. After completing postdoctoral training at Duke University, he joined the University of Calgary's Department of Microbiology and Infectious Diseases in 1981, where he became a full professor in 1991. Dr. Lee's discovery and research of the cancer fighting potential of the human reovirus has earned him numerous accolades, including the University of Calgary Cochrane Research Award, the University of Alberta Alumni Award, and the University Professor Award. Dr. Lee co-founded the Alberta biotech company Oncolytics, which currently applies his innovations in cancer fighting technology. In September 2003, Dr. Lee will be the first person to accept the Cameron Chair of Cancer Research, located in the Departments of Pathology, and Microbiology & Immunology at Dalhousie University.

Dr. Victor Ling, Ph. D.

Dr. Victor Ling is the Vice President of Research at the BC Cancer Agency. He is currently the Vice Dean at the University of British Columbia where he also serves as a Professor in the Department of Pathology & Laboratory Medicine. From 2000-2002, Dr. Ling was a Co-Director of the Genome Sequence Center of the BC Cancer Agency. He now serves on cancer related boards at both local and international levels, including the scientific advisory board of the Hong Kong Institute of Biotechnology. In 1974 Dr. Ling discovered the P-glycoprotein, the first known ATP Binding Cassette (or ABC), a membrane transport protein, which is critical in maintaining normal cell function. He is the recipient of numerous awards including the National Cancer Institute of Canada's Robert L. Noble Prize and the Order of British Columbia. Dr. Ling is the only person in the world to have won both the Kettering and Steiner awards, the highest honors in cancer research.

Dr. J. Hans van de Sande, Ph.D.

Dr. Hans van de Sande is the Vice Dean of Medicine at the University of Calgary. He also serves as a professor in the Department of Biochemistry & Molecular Biology. Dr. van de Sande has authored over 125 publications as an internationally recognized expert in nucleic acids, the relationship between DNA and RNA, and the molecular genetics of DNA repair. He has held chairs on the grant review committees of the Canadian Foundation of Innovation and the Medical Research Council of Canada. Dr. van de Sande is also a Scientific Officer of The Alberta Cancer Board.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, or has been within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has since December 31, 2000, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person, with the exception of Donald J. McCaffrey who filed a 1995 consumer proposal related to divorce proceedings.

Conflicts of Interest

Certain directors and officers of the Corporation and its subsidiary are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the ABCA directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation. Some of the directors of the Corporation have either other employment or other business or time restrictions placed on them to the affairs of the Corporation.

10. PROMOTERS

Mr. Don McCaffrey and Dr. Norman Wong may be considered promoters of Resverlogix as they took the initiative in founding Resverlogix.

11. INTEREST OF INSIDER IN MATERIAL TRANSACTION

In June 2003, Resverlogix completed an intellectual property acquisition of a Cancer Suppression Therapy from its co-discoverers, Drs. Norman Wong and Koichiro Mihara. In consideration for acquisition of the intellectual property, the Corporation agreed to pay each of the vendors: A) $50,000; B) a five percent royalty on cumulative future licensing revenues of $20,000,000 and a 10 percent royalty on future licensing revenues in excess of $20,000,000, only for licensing revenues earned up to June 23, 2013 and only if a licensing agreement is signed by the Corporation with a third party by June 23, 2008; and C) 1,000,000 Series A first preferred shares convertible into common shares at a conversion rate of 1 share for each $8.00 in licensing revenues earned over $2,000,000, only for licensing revenues earned up to June 23, 2013 and only if a licensing agreement is signed with a third party by June 23, 2008. The conversion price is based on a common share price of $1.60 and is adjusted should the price of common shares exceed $2.00 per share at the time of conversion. If the price per common share exceeds $2.00, the number of common shares issued at the time of conversion is reduced by a ratio defined in the acquisition agreement.

12. TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares of the Corporation is Valiant Trust Company at its transfer offices in Calgary, Alberta.

13. MATERIAL CONTRACTS

Name of Company	Deliverable	Terms/Date
NAEJA Pharmaceutical Inc. 4290-91A Street Edmonton, Alberta Canada T6E 5V2	Preclinical drug discovery, research, synthesis and chemistry development of proprietary novel synthetic compounds.	Contract research development. Initial collaboration started in May of 2004. Expanded collaboration announced in November 2004.
Latitude Pharmaceuticals Inc. 201, 9865 Mesa Rim Rd. San Diego, California 92121 USA	Preclinical testing or proprietary drug delivery systems	Contract research development. Collaboration finalized in April of 2005.
Cedars-Sinal® 1070, 8635 West 3rd Street Los Angeles, CA 90048 USA	Preclinical testing and analysis of novel synthetic compounds in atherosclerotic animal models with, world leading expert, Dr. P.K. Shah, a pioneer in ApoA1 research	Contract research development. Collaboration finalized in January of 2005
University of Pennsylvania 3451 Walnut Street Philadelphia, PA 19104 USA	Preclinical testing and analysis of novel synthetic compounds with Dr. Dan Rader, world renowned reverse cholesterol transport animal testing facility	Contract research development. Collaboration finalized April 2005

14. ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular and Proxy Statement with respect to the ***2004 Annual General Meeting of the Corporation that was held on July 8, 2004. Additional financial information is provided in the Corporation's financial statements and MD&A for the year ended April 30, 2005.*** These documents are available at www.sedar.com and are incorporated herein by reference. In addition, the Corporation maintains updated information on their website that can be found at www.resverlogix.com.